8/22

[redacted]

06017277

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	OJSC Novolipetsk Steel
*CURRENT ADDRESS	2, pl. Metallurgov, Lipetsk 398040 Russia
**FORMER NAME	
**NEW ADDRESS	

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

FILE NO. 82- 35021   FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 10/4/06

82-35021

ANNUAL REPORT

2004

NOVOLIPETSK STEEL

12-31-04
AR/S

For many decades now we've been working with steel
And know everything about it —

All its types and characteristics,
Properties and capabilities.
But, apart from the professional expertise,
We have our own, special attachment:
You can't help loving something
You've worked with for so long.
Behind the numbers, charts and diagrams
A living, almost soulful nature makes itself felt:
Robustness and reliability
Sturdiness and flexibility
Strength and confidence...
Neither the present,
nor future world
Is conceivable without such attributes.

CONTENTS
OF THE ANNUAL REPORT



CHAIRMAN OF THE BOARD OF DIRECTORS
DR. VLADIMIR LISIN

CHAIRMAN'S MESSAGE

Dear shareholders,

The 2004 results have proved NLMK's leading position in the industry. Currently NLMK is Russia's leading producer of steel and rolled products which are exported to 70 countries of the world. Based on our EBITDA, we can claim that NLMK's profit margin is one of the greatest in the global iron and steel industry.

Of course, last year was a successful one for the iron and steel industry as a whole, and our high performance indicators obviously reflect that fact. However, I would like to emphasize that the high quality of those indicators has, to a significant degree, been reached due to a range of other factors.

In the first place, I would mention the large-scale technical upgrading which we embarked on 5 years ago after the adoption of the NLMK Technical Upgrading and Development Program. During its implementation, the Company has achieved a drastic improvement in quality, a wider range of products and greater production volumes, while our level of costs remained low. That's how we ensure the high competitiveness of our products.

NLMK now possesses first-class production facilities, manufactures a wide range of products, beginning with pig iron and slabs and ending with flats featuring high added value, such as coated steel and electrical steel.

The Company's strategy of developing a vertically integrated business has already enabled us to achieve substantial self-sufficiency in iron ore, electricity and in logistics.

Significant success has also been achieved in the management of NLMK' activities. The Company's Board of Directors and Management have unique experience of work in the industry and ensure strict abidance by best corporate governance principles. A strong management team and high standards of corporate governance enable us to set the most challenging strategic objectives.

NLMK's corporate strategy is rooted in the following principles: Not only do we seek to strengthen our leadership in the market, but also to become the most cost-efficient supplier to our clients by providing them with high quality products and maintaining their level of competitiveness. To this end, we'll be developing relations with ultimate consumers in the markets that are of strategic importance to us. It's our intention to further expand manufacturing of products with high levels of added value, because the domestic demand for such goods is constantly on the rise.

Given our financial performance and potential, we'll be implementing investment projects aimed at the further development and streamlining of this vertically integrated group, tapping new market outlets and acquisition of production facilities for manufacturing finished products located in close proximity to our key consumers.

It is of no less importance to us to maintain the high standards of social partnership adopted by the Company and highly praised by both our employees and the State. The Company's management look upon social responsibility as a crucial condition and component of our successful activities.

We have embarked on the implementation of a new system for labor motivation designed to encourage highly knowledgeable specialists and to attract the young as well as a comprehensive program aimed at improving employees' working conditions. The system of healthcare facilities and assets established by the Company meets the modern requirements and is one of the most efficient and effective in Russia. Management believes that our employees' health is an integral part of NLMK's capital, just as important as tangible assets.

The Company incessantly works to improve production standards related to both occupational health & safety and environmental protection. Today NLMK's results in terms of reducing environmental effects of major production facilities are among the best amongst Russia's metals companies.

In 2004, the Company passed a regular supervisory audit for ISO-14001:1996 compliance and has confirmed that our Environmental Management System meets globally recognized standards.

In conclusion, I would like to reiterate our consistent commitment to maintaining high standards of corporate governance which we are going to raise up to the level of leading international companies.

I am sure that the efficient and highly knowledgeable management team of NLMK is able to cope with that task as well as the whole range of other tasks facing us, thereby strengthening the Company's position as a leader in the Russian business environment.

Chairman of the Board of Directors
Dr. Vladimir Lisin

NLMK'S PROFILE

NLMK is a leader of Russia's iron and steel industry and one of the most efficient steel-makers in the world. NLMK is one of the largest steel-making companies in the world, and the third largest steel producer in Russia. The Company specializes in the production of high-quality sheet steel in a variety of grades and sizes.

NLMK is an integrated steel-making company. Its areas of production include sintering, coke production, blast furnace production, steel-making, hot and cold-rolled flat steel production, galvanized and prepainted steel.


SEVERSTAL — 16%
NLMK — 14%
MMK — 17%
OTHERS — 53%

SHARE OF NLMK IN DOMESTIC STEEL PRODUCTION IN 2004

Source: Federal State Statistic Service, Chermet

Located in the Central Black Belt Region of Russia, NLMK is in a strategically advantageous position from the perspective of both product distribution (proximity to internal and external consumers) and supplies (raw materials and energy). The main domestic consumers of NLMK's products are located within 1,500 kilometers. NLMK also has convenient access to the Baltic and Black Sea ports.


MMK — 37%
SEVERSTAL — 30%
OTHERS — 12%
NLMK — 21%

SHARE OF NLMK IN DOMESTIC FLAT-ROLLED PRODUCTION IN 2004

Source: Federal State Statistic Service, Chermet

NLMK is located in a region with a well developed energy infrastructure and has direct access to gas mainlines. Moreover, iron-ore deposits are in the Company's immediate vicinity. NLMK has certain subsidiaries producing iron ore and providing transport services which enable the Group to considerably enhance its operating efficiency.

NLMK produces 14% of all Russian steel, 21% of flat rolled steel and 56% of prepainted steel. The Company is the largest producer of electrical steel in Europe and the largest producer of cold-rolled steel in Russia.

NLMK is the most technically advanced company in the Russian iron and steel industry. As part of the implementation of its Technical Upgrading Programme, the Company continues with projects aimed at further improvements in its technology and increasing of high added value products output.

The Company's products are in steady demand in both domestic and foreign markets. Exports account for more than 70% of NLMK's sales of metal products. At present, NLMK's main export sales markets are South-East Asia, Europe, North America, and the Middle East.

NLMK's name has long been known throughout Russia and the world. The Company's traditional partners value stability, and therefore they have confidence in NLMK. New clients are attracted by the reliability and high quality of NLMK's products.


MMK — 18%
SEVERSTAL — 21%
NLMK — 26%
OTHERS — 35%

SHARE OF NLMK
IN CONSOLIDATED FINANCIAL RESULTS
OF COMPANIES IN 2004

Source: Federal State Statistic Service, Companies' reports

NLMK is the most efficient steel-making company in Russia. Today NLMK has the lowest unit cost of marketable products in comparison with any major Russian steel-making company. In terms of production volumes NLMK ranks third in Russia, however over the past several years the Company has consistently generated the highest profits in the industry.

In 2004, the Company's pre-tax profits represented 26% of the consolidated financial result for all Russian steel-making companies.

In terms of profitability and net profit, NLMK is one of the leaders of the global iron and steel industry.

NLMK'S OBJECTIVES AND STRATEGY

NLMK'S VISION

NLMK sees itself as a global leader in iron and steel industry; a supplier of a wide range of quality products with a high level of added value to both domestic and foreign markets.

NLMK'S MISSION

The primary objective of the Company's activities is to increase prosperity of its shareholders. To this end, NLMK manufactures products whose quality fully meets our clients' requirements and ensures a sustained level of profitability.

NLMK'S STRATEGIC OBJECTIVES

FINANCIAL OBJECTIVES

Our key financial objective is to increase shareholder value of the Company and achieve a sustainable level of profits. The financial strategy of the Company is based on the search for the optimal combination of profitability, liquidity and financial stability. This implies better control over well-balanced development of revenues, investment in development programs and effective management of financial flows.

MARKET OBJECTIVES

The Company's market objective is to further consolidate our position in the markets of strategic importance to us, and develop new markets through quality improvements and the expansion of our product range. To achieve these objectives, we thoroughly analyze the needs of our customers as a basis for production planning.

NLMK's strategy for foreign markets is based upon an optimal correlation of price and quality, effective management, industry diversification and extensive geography of sales. This approach enables NLMK to react rapidly to changes and manage the periodic cyclical movements in the global steel market.

PRODUCTION OBJECTIVES

NLMK seeks to achieve such a level of quality that would enable us to be the leader of the Russian metals market and to ensure our competitiveness in the global market.

The Company's production strategy provides for technical upgrading and implementation of state-of-the-art technologies to improve quality, expand the range of products, cut costs and raise ecological cleanness of production.

MAJOR RESULTS OF 2004

FACTORS AFFECTING OUR PERFORMANCE

External factors	Internal factors
Favorable trends in the global steel market Growth in prices of key raw materials Significant strengthening of Ruble vs. USD	Establishing a vertically integrated group of companies Successful implementation of activities for the development of our production base Efficient utilization of production capacity and increase in production volumes

Greater efficiency in the utilization of the Company's assets

The Company retained its leadership among its peers in terms of both profit margins and cost effectiveness

Considerable growth in both capitalization and investor attractiveness of NLMK

MAJOR RESULTS IN 2003-2004

	2004	2003	Change	
			+,-	%
Production			*(thousands of tons)*	
Steel	9 123	8 854	269	3.0%
Finished steel	8 576	8 233	343	4.2%
- sheet products	4 813	4 895	-82	-1.7%
- slabs	3 763	3 338	425	12.7%
Coated steel	528	543	-14	-2.7%
				(USD mln)
Sales	4 539	2 468	2 071	84%
Gross Profit	2 406	1 017	1 389	137%
- as a % of sales	53%	41%	-	-
Income before income tax and minority interest	2 364	882	1 482	168%
- as a % of sales	52%	36%	-	-
Net income	1 773	656	1 117	170%
- as a % of sales	39%	27%	-	-
EBITDA	2 563	1 019	1 544	151.5%
				(USD mln)
Total assets	5 166	3 085	2 081	67%
- return on assets	43%	25%	-	-
Equity	4 220	2 610	1 611	62%
- return on equity	52%	29%	-	-
Total number of employees	39 433	40 981	-1 548	-4%
Number of production employees	36 150	37 497	-1 347	-4%

MOST IMPORTANT EVENTS OF THE YEAR

JANUARY

In January, we successfully completed Stage 2 of a new project launched by our subsidiary OJSC Lipetskcombank with a view to implementing a non-cash settlement system for NLMK's employees based on the use of international plastic cards Mastercard International

FEBRUARY

In the course of renovating a cast-house of NLMK's second-largest blast-furnace No. 5 (with annual capacity of over 2.7 mln. tons of pig iron), we started implementation of a high-performance system for entrapping and purifying of dust and gas discharges. The upgrading enabled us to significantly reduce technogenic environmental impact of the blast-furnace process and make the plant one of the most environmentally-friendly in Europe.

MARCH

In March 2004, we acquired a controlling stake in OJSC Stoilensky GOK - this acquisition allows us to be self-sufficient in iron-ore concentrate.

APRIL

NLMK completed the renovation of a hot dip galvanizing line with a capacity of 410 thousand tons of rolled products per year. The renovation enabled us to improve quality of products and to ensure optimal use of production capacities after the commissioning of a second color coating line.

As regards NLMK's cake and by-product process, we put into operation the first unit of a new ground storage for coal concentrate with a capacity of 160 thousand tons where Russian-made high-technology equipment was used for the first time ever in CIS (rotor piler/ collector) with a capacity of 1,200 tons/hour.

MAY

NLMK became a shareholder of the Lipetsk City Energy Company. The project being jointly implemented by NLMK and Lipetsk Administration provides for the Company's participation in the establishment of the new company named Lipetsk City Energy Company. That company will integrate the assets of the three major municipal organizations within the housing sector: MUP Lipetskvodokanal, MUP Lipetskteploset and MUP Gorelectroset.

JUNE

NLMK's specialists, for the first time in Russia, developed and put into operation a new environmentally safe unit for waste oil recycling with a capacity of over 5.5 thousand tons per year.

NLMK's Board of Directors approved the purchase of a controlling stake in Tuapse Maritime Trading Port through buy-out of shares.

We registered amendments to the Company's Charter made in connection with an increase in NLMK's share capital as a result of placing 5,987,240,000 registered uncertified ordinary shares from an additional issue, with a par value of 1 ruble, by distributing the shares amongst shareholders of the Company.

On 25 June 2004, NLMK's AGM was held. The AGM approved the 2003 Annual Report of the Company, statutory financial (accounting) reports, profit and loss statements as well as distribution of profits.

The shareholders elected members of the Board of Directors, Internal Audit Committee and approved both the Company's auditors and its "Dividend Policies".

Based on the vote results, the following persons became members of the new Board of Directors: Vladimir Lisin, Oleg Bagrin, Nikolai Gagarin, Dmitriy Gindin, Oleg Kiselev, Mikhail Sagalov, Vladimir Skorohodov, Vyacheslav Fedorov, Igor Fedorov. Vladimir Nastich was elected General Director of OJSC NLMK.

Based on the 2003 results, a decision was made to pay RR 3.623 bln. of dividend, RR 0.6045 per share.

ZAO Audit Firm FinEskort and ZAO PricewaterhouseCoopers Audit were appointed statutory and US GAAP auditors of the Company for 2004, respectively.

JULY

NLMK won the contest "Russia's Best Exporter of 2003". On 23 July, during the official winner award ceremony the Company received the appropriate certificate.

NLMK was the first company in the Russian iron and steel industry to get its Quality Management System certified to ISO/TS 16949:2002 which defines the requirements concerning automative industry suppliers.

After the renovation of NLMK's hot rolling shop a reheating furnace was put into operation, with a capacity of 320 tons of steel per hour. In terms of certain characteristics (low energy consumption, high quality of reheating) the renovated furnace outstrips all similar furnaces being operated in Russia.

SEPTEMBER

A regular supervisory audit for compliance of its Environmental Management System to ISO 14001 was completed.

NLMK completed the development of a system for soil and subsoil water monitoring which enables the user to obtain timely and accurate information about environmental conditions on the Company's sites and to make work-plans concerning reduction of industrial impact upon the environment

OCTOBER

NLMK started renovation of chemical units in coke batteries No. 1- 4 which will enable the Company to put in place a modern infrastructure for coke and by-product process and to ensure smooth operation and environmental safety of the equipment.

NLMK carried out an overhaul of sheet-rolling production facilities, including certain upgrading a of cold-rolling mill with a capacity of over 2 mln. tons of steel per year. During the overhaul, new foreign-made equipment was installed to ensure maximal automation of production control and higher quality of rolled products.

NOVEMBER

A regular certification audit was completed at NLMK which confirmed the compliance of its rolled products for the shipbuilding industry with high international standards.

NLMK increased its shareholding in OJSC Stoilensky GOK to over 96% of its capital.

NLMK put into operation a unit for hydrogen production with the use of natural gas reforming method, with a capacity of 6,000 cubic meters per hour, which enables the Company to fully meet its demand for hydrogen.

DECEMBER

On 3 December 2004, irregular General Meeting of NLMK's shareholders was held.

The AGM approved new wording of the Company's Charter, AGM Regulation as well as Regulations on Board of Directors, Managing Board and Directors' remuneration. The shareholders approved the Company's Corporate Governance Code and Regulation on Remuneration/Compensation of Internal Audit Committee's members.

A decision was made to pay dividend for the first nine months 2004, 1 ruble per ordinary share. Total amount of dividend to be paid was RR 5.993 bln.

PROCUREMENT AND SALES

OVERVIEW OF METALS MARKET

GLOBAL METALS MARKET

2004 was a special period in the development of the global metals industry. Even though prices of primary raw materials and freight rates charged for cargo transportation considerably increased in 2004, key performance indicators of the majority of global metals companies improved year on year.

PERFORMANCE INDICATORS (PRODUCTION)

Based on the 2004 results, global production of crude steel was 1,057 mln. tons, i.e. 9% higher compared with 2003. The growth in KPIs took place in all regions:

- Asia — by 57.1 mln. tons or 12.9%;
- EU-25 — by 9.2 mln. tons or 5.0 %;
- North America — by 7.1 mln. tons or 5.6%;
- CIS — by 6.9 mln. tons or 6.5%;
- South America — by 2.8 mln. tons or 6.6%;
- non-EU European countries — by 3.1 mln. tons or 10.6%;
- Middle East — by 0.8 mln. tons or 6.0%;
- Africa — by 0.4 mln. tons or 2.5%.


MLN. TONS
1200
2000 — 848 MLN. TONS
2001 — 850 MLN. TONS
2002 — 904 MLN. TONS
2003 — 969 MLN. TONS
2004 — 1 057 MLN. TONS

WORLD STEEL PRODUCTION IN 2000-2004

Source: International Iron and Steel Institute

As in 2003, China accounted for the greatest portion of the growth — +22.5% year on year. In 2004, China produced over a quarter of the global production (25.8%).


OTHERS — 43%
CHINA — 26%
JAPAN — 11%
USA — 9%
RUSSIA — 6%
SOUTH KOREA — 5%

GLOBAL STEEL PRODUCTION IN 2004 BY COUNTRY

Source: International Iron and Steel Institute

As in the previous years, the top five steel manufacturers were:
- 1st place — China (272.5 mln. tons of crude steel);
- 2nd place — Japan (112.7 mln. tons);
- 3rd place — USA (98.9 mln. tons);
- 4th place — Russia (65.6 mln. tons);
- 5th place — South Korea (47.5 mln. tons).

In 2004, the demand for metal products outpaced their production.

PRICING TRENDS

The global market condition in 2004 was impacted by two major factors:
- higher costs of steel and rolled product manufacturing;
- favorable market conditions.

Unlike in 2003, during 2004 "the Chinese" factor played the prevailing role only at the beginning of the year. During the 2nd and 3rd quarters, the decisive impact on the development of global metals industry was produced by the economic upturn in the US and West-European countries; during the 4th quarter, prices in most regions were driven by a seasonal factor — approaching Christmas and New Year holidays.

CHINA

In China, due to a considerable growth in demand for metal products by all basic industries during January through May 2004, prices of flat-rolled products were on the rise:
- hot-rolled products — from USD 418 to USD 485 per ton C&F;
- cold-rolled products — from USD 460 to USD 590 per ton C&F;
- galvanized steel — from USD 585 to USD 665 per ton C&F.

During the 2nd and 3rd quarters, as a result of "restrictive policy" pursued by Chinese government as regards the country's industrial sector, including the metals industry, the metals market demonstrated a contraction and a certain fall in prices of metal products. Based on the results for August (there were no trading transactions in September), prices of imported hot-rolled products in China went down to USD 450 per ton C&F, during April through August prices of cold-rolled products ranged between USD 520 to USD 585 per ton C&F. In the period of May through September, no transactions involving imported galvanized steel were registered in China.

During the 4th quarter, despite an increase in the volume of orders from Chinese clients and a growth in prices, the Chinese market still remained one of the least attractive to foreign suppliers. In the period of October through December, hot-rolled products were imported to China at USD 615 per ton C&F, cold-rolled products — at USD 675 to USD 685 per ton, and galvanized steel — at USD 705 per ton C&F.

USA

In 2004, the US market demonstrated a considerable rise in prices of metal products.

In the context of global rises in prices of metal products during the 1st quarter, import prices of hot-rolled products in the US increased from USD 430 to USD 639 per ton C&F, cold-rolled sheet — from USD 678 to USD 728 per ton C&F , prices of galvanized steel increased by USD 77 per ton, i.e. up to USD 810 per ton C&F.

In April through May, despite a contraction in business conditions in China, prices of hot-rolled sheet decreased insignificantly — by USD 16 per ton, i.e. down to USD 623 per ton C&F , prices of cold-rolled sheet only fell by USD 11 per ton, i.e. to USD 717 per ton C&F.

Due to higher rates of economic growth in the country and a shortage of rolled stock, by the end of the 2nd quarter prices on the aforementioned types of products reached USD 664 per ton C&F and USD 739 per ton C&F, respectively.

Price rise continued during the 3rd quarter: the US market became the most expensive among all the regions — importers of metal products. During August through September prices of rolled products imported to the US hit the highest level:

- hot-rolled products were imported at USD 766 per ton C&F;
- cold-rolled products were imported at USD 805 per ton C&F;
- prices of galvanized steel imported to the US during the 9 months were on the rise to hit USD 926 per ton C&F during the autumn.

The greater volume of imports as well as a seasonal decrease in clients' orders for rolled stock in the US entailed a fall in prices in that market during the 4th quarter. However, despite the aforementioned matters, price levels in the US remained high in connection with other markets.

WESTERN EUROPE

During the most part of 2004, Western-European market was the second-largest one after the American market.

Due to the strengthening of EURO versus USD, USD-denominated prices of rolled stock imported to that region were on the rise.

In terms of EUROs prices of hot-rolled products over the first 10 months of 2004 increased on average from EUR 320 per ton to EUR 535 per ton C&F, cold-rolled products — from EUR 383 to EUR 608 per ton C&F, galvanized steel — from EUR 415 to EUR 670 per ton C&F.

During the reporting period, a slight fall in import prices of hot-rolled products and galvanized steel was only observed across the EU in June and during the period of November through December.

LATIN AMERICA

Since the US is the major market outlet for Latin American metals producers, in 2004 prices of rolled stock exported from that region remained at high levels.

Prices of galvanized steel were on the rise throughout the year: from USD 465 to USD 765 per ton FOB; hot-rolled products in December was imported at a price of USD 585 per ton vs. USD 305 per ton FOB in January; cold-rolled products at the year beginning was offered at a price of USD 410 per ton FOB vs. USD 675–685 per ton FOB at the year end.

CIS

2004 was a successful year for rolled stock exporters from CIS countries. In 2004, the high competitiveness of their products enabled both Russian and Ukrainian producers to re-channel their supplies from one market to another on a timely basis, thereby avoiding significant fluctuations in average prices of sold metals.


$ / tonne
Source: Metal Bulletin
Cold-rolled steel
Hot-rolled steel
Slabs
700
600
500
400
300
200
100
0
Jan. 00
Jan. 01
Jan. 02
Jan. 03
Jan. 04
Jan. 05

TRENDS IN EXPORT PRICES OF CIS COUNTRIES IN 2000-2004 (FOB PRICES)

During the period of January through September, prices of hot-rolled products exported from that region grew from USD 390 to USD 585 per ton FOB; prices of cold-rolled products rose from USD 460 in January to USD 640 per ton FOB in November. A slight fall in prices on the aforementioned types of products was only observed in May – July. At the year end, due to a seasonal decline in demand, prices of hot-rolled sheet decreased to USD 540 per ton FOB; prices of cold-rolled products — to USD 630 per ton FOB.

Prices of galvanized steel produced by CIS countries were on the rise during the reporting period: from USD 615 per ton FOB at the year beginning up to USD 725 per ton FOB in December.

DOMESTIC STEEL MARKET

The domestic market has been in brisk development throughout the post-crisis period, except for a period of market slump during the end of 2001 through the beginning of 2002. 2004 was the most successful year for steel-making companies. As in 2003, a growth in production volumes was observed across the whole spectrum of main products. In Russia, production of pig iron increased by 4.0%, steel — by 4.6%, finished rolled stock — by 6.0% year on year.

Seasonality is a specific feature of the domestic market: domestic market is most active during the construction season (2-3rd quarters).

In 2004, visible consumption of sheet products in Russia increased by 2.3% year on year. The consumption of cold-rolled sheet products demonstrated the fastest growth rate — 12.9%, and the consumption of coated rolled products grew by 17.4%. However, despite the unprecedented price rise in the global market and an 8.3% increase in exports of rolled stock, sheet product exports only grew by 2.1% while the supply of sheet products to the domestic market did not practically change. Therefore, the growth in visible consumption of sheet products was attributable to a 17% increase in imports. Even though NLMK and MMK considerably increased their supplies of prepainted steel to the domestic market (by 48% year on year), there still remains a shortage of such products on the market.


Cold-rolled steel
Hot-rolled steel
Galvanized steel
thousand.rubles/ton
24
21
18
15
12
9
6
3
0
Dec. 00
Dec. 01
Dec. 02
Dec. 03
Dec. 04
Source: Chermet

TRENDS IN DOMESTIC PRICES IN 2000-2004

The situation on the domestic market made it possible for Russian manufacturers to increase prices of hot-rolled products by 47% to 53%; prices of cold-rolled products grew by 40% to 42%; and galvanized steel — by 31% to 35%.

In general, growth in manufacturers' prices somewhat outpaced price growth on the secondary market.


MLN. TONS
70
59.1
59.0
59.8
62.7
65.6
PRODUCTION OF STEEL
2000 — 20.2 MLN. TONS
2001 — 19.3 MLN. TONS
2002 — 20.9 MLN. TONS
2003 — 22.7 MLN. TONS
2004 — 23.0 MLN. TONS
PRODUCTION OF FLATS

PRODUCTION OF STEEL AND FLATS IN RUSSIA IN 2000-2004

Source: Federal State Statistic Service


HOT-ROLLED STEEL — 56%
COLD-ROLLED STEEL — 27%
COATED STEEL — 17%
TOTAL CONSUMPTION 13.9 MILLION TONS

CONSUMPTION OF FLAT-ROLLED PRODUCTS
IN RUSSIA IN 2004

Source: Metal Expert

The growth in prices of metal products was supported by the growth of production in steel-consuming industries.

Production growth in civil-engineering industry was 14%. The highest growth rates were demonstrated by manufacturers of metallurgical and railway equipment (growth rate of 23%). Production growth in automotive industry was 9%, however, the consumption of sheet products by automotive factories only increased by 3%. That is explained by the fact that the major portion of production growth in the automotive industry was attributable to assembly factories. In 2004, sales of foreign-made cars in Russia, in value terms, surpassed the sales of Russian-made cars.

SALES OF NLMK'S METAL PRODUCTS

SALES OF NLMK'S METAL PRODUCTS IN THE GLOBAL MARKET

In 2004, total sales of the Company's metal products hit 9.5 mln. tons, which is 0.5 mln. tons, or 5.5% greater than in 2003.

NLMK's metal product exports increased by 9.0% year on year.

The proportion of exports in the total supplies of NLMK was 73.5%.


MLN. TONS
7
5.9
5.6
6.2
6.5
7.0
EXPORT
2000 — 2.1 MLN. TONS
2001 — 2.2 MLN. TONS
2002 — 2.4 MLN. TONS
2003 — 2.5 MLN. TONS
2004 — 2.5 MLN. TONS
DOMESTIC MARKET

NLMK STEEL PRODUCT SALES
IN 2000-2004

STRUCTURE OF NLMK'S SALES BY PRODUCT

Historically, the major portion of NLMK's metal exports is represented by semi-finished products (slabs). In 2004, slabs accounted for 54%.

PIG IRON

During 2004, the proportion of pig iron in NLMK's exports grew by 1.3 percentage points year on year. As in 2003, during the most part of 2004 global markets experienced a shortage of metallic raw materials, which caused an increase in export orders for pig iron produced by NLMK.

SLABS

In January - December 2004, the supply of slabs to foreign buyers in volume terms increased by 12.7% compared with the 2003 level.

There were no significant changes in the structure of exports as regards the type of products: the major portion of semi-finished products still falls on slabs manufactured of commercial quality or structural quality steel. NLMK mainly sells low-alloyed slabs to Dansteel (Denmark).


HOT-ROLLED STEEL — 14%
COLD-ROLLED STEEL — 12%
PIG IRON — 13%
ELECTRICAL GRAIN ORIENTED STEEL — 1.4%
ELECTRICAL GRAIN NON-ORIENTED STEEL — 4.6%
GALVANIZED STEEL — 0.3%
POLYMER-COATED STEEL — 0.8%
SLABS — 53.9%

NLMK EXPORT SALES STRUCTURE BY TYPES OF PRODUCT IN 2004

Sales structure in terms of product volumes

HOT-ROLLED AND COLD-ROLLED PRODUCTS

Despite a decrease in supplies of both hot-rolled and cold-rolled products to foreign suppliers in 2004 (by 5.3% and 8.5% respectively) compared with 2003, over 30% of the Company's export revenues was generated through sales of these products.

GALVANIZED STEEL

Higher prices of galvanized steel on the domestic market was the main reason for a decrease in export-destined supplies of such products in 2004 and an increase in supplies to domestic clients.

In 2004, NLMK's sales of galvanized steel on international markets were 61.5% lower than in 2003.

PREPAINTED STEEL

In 2004, exports of prepainted steel grew by 13% year on year. In 2004, the major portion of orders fell on galvanized steel with one-side lacquer coating (95% of total supply of prepainted steel to international markets).

ELECTRICAL STEEL

In 2004, electrical steel exports increased by 36.1% year on year.

During the reporting year, the global market experienced a shortage of both NGO and GO steel. As a result of that, the growth in supplies of the first of the aforementioned products was 47.8% compared with 2003, while that of the second one — 8.2%, respectively.

In 2004, OJSC NLMK began using new types of coating in the production of NGO steel that is in the highest demand on the market.

As regards the structure of electrical (grain-oriented) steel supplies, the number of orders for 0.23-mm-thick products was on the rise. Technology for manufacturing of such rolled products has recently been developed and tested at NLMK.

STRUCTURE OF NLMK'S SALES BY REGION

During 2004, NLMK's major market outlets embraced EU-25, North America and South-East Asia: their share in metals exports was 28.8%, 22.6% and 21.0%, respectively. For comparison: in 2003 the greatest portion of exports fell of SEA (35.6%) and EU-25 (30.9%), while the share of North America did not exceed 4%.


CIS COUNTRIES — 4%
MIDDLE EAST — 5%
OTHER EUROPE & TURKEY — 17%
NORTH AMERICA — 23%
EUROPEAN UNION — 29%
SOUTH-EAST ASIA — 21%

NLMK EXPORT SALES STRUCTURE IN 2004 BY REGION

Sales structure in terms of product volumes

EUROPEAN UNION

EU — is the traditional market outlet for Russian iron and steel plants. During the most part of 2004, prices in that region were also attractive to NLMK, which boosted maintaining high volumes of NLMK's semi-finished/rolled products sales in the region.

On 1 May 2004, 10 new members acceded to the EU: Hungary, Poland, Czechia, Slovenia, Estonia, Latvia, Lithuania, Slovakia, Malta, and Cyprus. However, their share in NLMK's total EU-25 supplies is minor: 5.9% in 2003 and 3.8% in 2004. During the reporting period, quantity of shipments to these countries went down by 35.6% year on year, because the Trade Agreement with EU-10 only came into force at the end of July (during May through June there were practically no shipments to those countries).

During the reporting period, Denmark accounted for the major portion of NLMK's sales (8.7% of total exports, while its share in NLMK's EU-25-destined supplies was 30.1%); Italy scores the second place (7.0% and 24.5%, respectively). 98.9% of Denmark-destined sales are represented by slabs to Dansteel.

NLMK's trade with EU-15 in 2004 was carried out in accordance with an agreement between the Russian Federation Government and ECSC concerning trading in certain steel products.

NORTH AMERICA

During 2004, NLMK's metals sales to North America were 6.6 times greater than in 2003. Due to a considerable improvement of the economic situation on the American market during mid-2nd and 3rd quarters of the reporting year, NLMK re-channeled significant quantities of its shipments to that region.

Prior to 12 July, NLMK's trade with the US was carried out based on quotas established under the General Steel Agreement and the Agreement on Suspension of Anti-Dumping Investigations with respect to Hot-Rolled Products and Thick-Gage Plates. Since 12 July, only the second Agreement remained in force.

Since 20 March 2003, semi-finished products were shipped to the US in accordance with a quota allocated for a period of 20.03.2003 through 19.03.2004; since 20 March 2004 — in accordance with a quantitative restriction set for a period of 20.03.2004 through 12.07.2004.

SOUTH-EAST ASIA

NLMK's major outlet markets in Asia during 2004 include:

- China — 4.6% of NLMK's total exports. Please note that over the reporting period NLMK's shipments to that region went down by 62.1% compared with the same period of 2003 due to low prices at the Chinese market during the 2nd-4th quarters of 2004;
- Thailand — 4.6%;
- Taiwan — 7.6%.

Practically, the whole volume of products supplied to Thailand consisted of slabs, while those supplied to Taiwan — of slabs and pig iron.

NON-EU EUROPEAN COUNTRIES

During the reporting period, NLMK's exports to Non-EU European countries increased 1.6 times as compared with 2003 to account for 17.2% of all metal products exported by NLMK.

Turkey is the largest consumer in that region. Turkey's share during the reporting period was 16.8% of NLMK's total exports.

MIDDLE EAST

In 2004, NLMK's exports to the Middle East went down by 58.7% year on year. NLMK's shipments to Iran (the major market outlet in the region) fell by 74.3%, respectively.

SALES OF NLMK'S METAL PRODUCTS IN THE DOMESTIC MARKET

In 2004, domestic supplies of NLMK remained at the level of 2003, i.e. 2.5 mln. tons. Sales of high value-added products were on the rise: prepainted steel — by 30%, NGO steel — by 9%, GO steel — by 16%, while the supply of downstream products went down: pig iron — by 9% and hot-rolled products — by 7%.


GALVANIZED STEEL — 9.4%
PIG IRON — 6.0%
POLYMER-COATED STEEL — 6.7%
ELECTRICAL GRAIN ORIENTED STEEL — 0.8%
ELECTRICAL GRAIN NON-ORIENTED STEEL — 2.8%
COLD-ROLLED STEEL — 38.8%
HOT-ROLLED STEEL — 35.1%

NLMK DOMESTIC SALES STRUCTURE BY PRODUCT TYPE IN 2004

Sales structure in terms of product volumes

Major domestic consumers of NLMK in 2004 were:

- automotive companies which purchased 264 thousand tons of cold-rolled products;
- trading companies (dealers) — 594 thousand tons of hot-rolled products and 108 thousand tons of galvanized steel;
- civil-engineering companies — 141 thousand tons of cold-rolled products;
- metal-processing companies — 175 thousand tons of cold-rolled products.


METALLURGY — 18.8%
TUBE MAKING — 4.1%
CONSTRUCTION — 3.6%
OTHER INDUSTRIES — 6.4%
MACHINE-BUILDING — 25.5%
TRADING — 41.6%

SALES STRUCTURE BY INDUSTRY IN 2004

Sales structure in terms of product volumes

Based on the results for 12 months 2004, volume of supply to domestic automotive companies grew by 7% year on year. The increase was mainly attributable to hot-rolled products (+13%) whose volume in its turn grew due to supplies to OJSC AVTOVAZ; however, its proportion in total supply of rolled products and pig iron to automotive companies did not change and stood at 44.7%. In 2004, the supply of pig iron went down by 21.6%.


CENTRAL-BLACK EARTH — 8.8%
NORTH CAUCASUS — 9.4%
URALS — 10.7%
VOLGA — 17.8%
VOLGA-VYATKA — 8.4%
NORTH-WEST — 4.4%
OTHERS — 4.4%
CENTRAL — 36.1%

NLMK SALES STRUCTURE
BY RUSSIAN REGIONS IN 2004

Sales structure in terms of product volumes

In 2004, pig iron was only supplied to OJSC AVTOVAZ and OJSC Likhachev Zavod (AMO ZIL). The supply of hot-rolled products to automotive companies remained at the same level.

HOT-ROLLED PRODUCTS

Hot-rolled product sales volume in 2004 went down by 6.9% year on year. In 2004, there were no considerable changes in the supply profile by region. The main consumer of hot-rolled products is still the Central Region whose share in the total supply was 39.6%. As in previous years, hot-rolled products were mainly supplied to the traditional zone of NLMK's influence: Mid-Volga Region — 14%, North-Caucasian Region — 13%, Central Black Belt Region — 11%. The major consumers of hot-rolled products are trading entities; NLMK's supplies to them rose by 10.3% year on year, and their share in the total supplies was 67.5%. NLMK's supplies to tube manufacturers decreased two-fold, as a result of which their share in the total supplies decreased from 10.5% to 5.6%.

COLD-ROLLED PRODUCTS

The total volume of cold-rolled products supplied to the domestic market during 2004 increased by 2.5% year on year. The proportion of automotive companies increased from 24.8% in 2003 to 27.4% in 2004. The volume of supply to the agricultural machinery industry and pipe plants decreased, and their proportion in the total supply of cold-rolled products went down from 4.0% to 2.8% (agricultural machinery industry) and from 2.7% to 1.6% (pipe plants). The volume of supply to trading companies remained at almost the same level, however, due to a growth in total volume of supply their share decreased from 29.7% in 2003 to 27.5% in 2004. Major consumers of NLMK's cold-rolled products are the Central Region, Mid-Volga Region and Urals Region. Based on the 2003 results, the Central Region was the leader — it accounted for 30% of total supplies); the Mid-Volga Region's share was 26%. In 2004, the volume of supply to the aforementioned regions was 25.5% and 28.1%, respectively. That was due to greater supplies to OJSC AVTOVAZ. The Urals Region still holds the 3rd place, its proportion was 17% and 19% in 2003 and 2004, respectively.

GALVANIZED STEEL

During the 12 months of 2004, the domestic supply of galvanized steel declined by 5.4% year on year. Also, the proportion of galvanized steel supplied to automotive companies during 12 months remains insignificant. During the period of January through December 2004, the automotive industry only received 0.5% of galvanized steel supplied by NLMK to the domestic market; in 2003 the proportion of galvanized sheet shipments to that industry was 1.1%. Both in 2003 and 2004, NLMK did not supply flat-rolled products made of high-tech steel 01YuT to domestic automotive companies.

The consumption profile of galvanized steel by region slightly changed during the reporting period. The proportion of supply to the Central Region remained at the level of 65%, East-Siberian Region — increased from 1.4% to 3.0%, Central Black Belt region — increased from 12.1% to 12.6%, West-Siberian — increased from 2.1% to 2.3%. In its turn, the proportion of supplies to the North-Western Region went down from 3.5% to 1.1%.

Based on the 2004 results, there are some changes in the structure of consumption of galvanized rolled products by industry: the share of supplies to companies trading in metals decreased from 48.1% during the period of January through December 2003 to 46% for the same period of 2004. Also, there was a slight increase in the proportion of supplies to the metals sector — from 37.1% in 2003 to 38.9% in 2004.

During the period of January through December 2004, civil-engineering companies received 8.6% of galvanized rolled products supplied to the domestic market as compared with 7.0% for the same period of 2003.

PREPAINTED STEEL

Volumes of domestic sales of prepainted steel during the 12 months 2004 increased by 30.2% year on year. From a geographic prospective, the priority regions for NLMK's domestic sales of prepainted steel are still the following:

the Central (44.6%), North-Caucasian (20%) and Urals (17%) economic regions. The major portion of prepainted steel supplies still falls on galvanized-based rolled products; in 2004 such products accounted for 92.2% of the total sales of prepainted steel. As regards flat-prepainted rolled products, most popular are those with a gage of 0.5 mm (80.9% of the total sales volume).

GO STEEL

The reporting period demonstrated an increase in volume of orders for NLMK's GO steel coming from major consuming regions, specifically:

- Volho-Vyatsky Region: a 5% growth;
- Urals Region: a 74% growth;
- West-Siberian region: a 14% growth;
- Central Black Belt Region: a 25% growth;
- Central Region: a 25% growth.

In the mix of GO steel sold during January - December 2004, rolled products made of Grade 3408 steel account for a major portion (52.4% of total domestic supplies). The proportion of wide electrical grain-oriented steel products was 76.6%.

NGO STEEL

During the 12 months 2004, domestic supplies of isotropic rolled products in physical terms increased by 9.3% year on year. Major consumers of the aforementioned products are: the Central Region (41% of the total volume of electrical non-grain-oriented rolled products supplied during 2004), North-Caucasian Region (11%) and Urals Region (12%).

RAW MATERIALS AND PROCUREMENT

The Company's financial results are directly linked to stringent control of manufacturing costs. To manufacture products meeting both the appropriate global standards of quality and clients' requirements, the Company has put in place a smoothly operating system for purchase of raw materials, components and energy. Iron and steel industry is one of the most material- and energy-intensive industries. For example, based on the 2004 results, to produce 1 ton of metal products, NLMK used over 2.7 tons of raw materials and other materials. In 2004, the proportion of raw materials and energy resources in total production cost was in excess of 77%.


on December 2003
Iron ore concentrate
Metal scrap
Coal
3.0
2.8
2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
Dec. 03
Feb. 04
Apr. 04
Jun. 04
Aug. 04
Oct. 04
Dec. 04

TREND IN GROWTH RATES OF PRICES OF MAJOR TYPES OF RAW MATERIALS IN RUSSIA

The purchase of raw materials of appropriate quality based on thorough analysis of pricing trends as well as establishing long-term business partnership with the suppliers constitute basic principles of NLMK's procurement policies.

In manufacturing of metal products, basic types of raw materials for NLMK are iron ore, coking coal, ferrous scrap, ferrous alloys, nonferrous metals and zinc.

In 2004 the Company exercised control of the KMAruda and Stoilensky GOK which sit in close proximity (about 350 kms) to NLMK and fully meet NLMK's demand for iron-ore concentrate.

Coal is supplied from the Kuznetsk basin (approximately 80%) as well as from the Yakutsk and Vorkuta basins (10% each). NLMK has established long-term partnership with major coal suppliers.

Energy (both electricity and natural gas) is supplied by natural state monopolies.

One of the priority areas of technological development is ensuring energy independence from external suppliers. In 2004, subdivisions within NLMK's energy sector generated approximately 37% of electricity consumed.

Cargo transportation services are also provided by a natural monopoly — OJSC Russian Railways. To minimize the risk of OJSC Russian Railways' failure to provide rolling-stock, NLMK has developed a program for acquisition of its own rolling-stock, which is being successfully implemented. By the end of 2004, the whole volume of pellets, dolomite and limestone as well as nearly 40% of iron-ore concentrate supplies was carried out by NLMK with the use of our own rolling-stock.

In general, the raw material and mineral base of Russia is sufficient to meet the basic demand of NLMK for metallurgical raw materials; partially our demand is satisfied through supplies from Ukraine and Kazakhstan, and, to a minor extent, — from Non-FSU countries.


on December 2003
Ferrous alloys
(silicomanganese)
Zinc
2.0
1.8
1.6
1.4
1.2
1.0
0.8
Dec. 03
Feb. 04
Apr. 04
Jun. 04
Aug. 04
Oct. 04
Dec. 04

TREND IN GROWTH RATES OF PRICES OF FERROUS ALLOYS AND ZINC IN RUSSIA

In 2004, there was a considerable rise in prices of major types of metallurgical raw materials driven by price increase on global markets as well as growth in the proportion of raw materials exported from Russia.

Currently a significant portion of contracts for raw materials supply is entered into on credit terms emphasizing our suppliers' confidence in NLMK's financial position.

The Company also pursues balanced policies as regards our own raw stock which is another indispensable condition of ensuring uninterrupted operating activities of the Company.

NLMK has adopted and applied an in-house standard governing the quantification and approval of standard inventory as regards basic resources, which is required for creating and maintaining supplies at a reasonable level. Also, NLMK provides for increasing inventory so as to ensure uninterrupted operation during autumn and winter periods.

One of the components underlying NLMK's strong financial performance in 2004 is the consistent abidance by our purchase policies which enabled us to fully cover NLMK's demand for raw materials, components, energy and equipment of proper quality.

FINANCIAL POTENTIAL

FINANCIAL RESULTS

The past year 2004 was a year of record financial results for NLMK. Sales revenue reached USD 4.5 billion, 84% higher than in 2003.


USD MLN
5 000
1 374
1 322
1 732
2 468
4 539
NET SALES
2000 — 163 USD MLN
2001 — 88 USD MLN
2002 — 338 USD MLN
2003 — 656 USD MLN
2004 — 1 773 USD MLN
NET INCOME

SALES REVENUE AND NET INCOME
IN 2000–2004

MAJOR FACTORS

Such significant revenue growth was built on the following factors:

- favorable environment in the sales markets;
- higher prices for metal products;
- an increase in output.

Since the Company uses primarily US Dollars in its foreign economic activities appreciation of the national currency against US Dollar was the major adverse factor, which curbed revenue growth.


TURKEY AND MIDDLE EAST — 14.0%
NORTH AMERICA — 14.5%
EU — 17.3%
OTHER — 4.5%
DOMESTIC — 35.9%
ASIA AND AUSTRALASIA — 13.8%

NLMK'S SALES STRUCTURE
BY SALES MARKET IN 2004

REVENUE STRUCTURE

NLMK sells its metal products both domestically and internationally. Substantially all its revenue is derived from export sales (64% of the total revenue). In 2004, the major sales markets for NLMK's metal products were EU countries (17.3% of the total revenue), Asia and Australasia (13.8%), North America (14.5%), Middle East and Turkey (14.0%).

The Company's activities are represented by two major segments: steel production and mining. The steel segment includes production and sale of finished flat steel and semi-products, primarily pig iron, slabs, hot-rolled and cold-rolled steel, coated steel sheets and electrical steel. Revenue from external steel sales was USD 4,400 million in 2004 accounting for 97% of the total sales revenues.

Over one third (35.4%) of the Company's steel segment revenue was derived from high-value-added products such as cold-rolled steel, coated steel and electrical steel.

A significant part of revenue was derived from the sale of slabs (33% of the Company's steel segment revenue), which are sold only in the foreign markets where demand for slabs remains steady.


COLD-ROLLED STEEL — 19.4%
OTHERS— 4.7%
ELECTRICAL NON-GRAIN ORIENTED STEEL — 4.9%
ELECTRICAL GRAIN ORIENTED STEEL — 2.7%
PIG IRON — 6.0%
COATED STEEL — 8.4%
HOT-ROLLED STEEL — 21.1%
SLABS — 32.8%

NLMK'S STEEL SEGMENT SALES STRUCTURE BY PRODUCT TYPE IN 2004

The mining segment includes extraction, processing and sale of iron-ore concentrate, fluxing limestone and furnace dolomite and raw material supplies to the steel segment and external consumers. The mining segment's revenue from external sales was USD 75 million and operating income before elimination of intersegmental operations was USD 186 million accounting for 8% of the Company's total operating income. The major mining subsidiaries of NLMK are OJSC Stoilenskiy GOK, OJSC KMAruda, OJSC Stagdok and OJSC Dolomit.

NLMK also performs other operations, including seaport cargo-handling services, financial and insurance activities and services. In 2004, these activities brought external sales revenue of USD 64 million and operating income before elimination of intersegmental operations of USD 18 millione.

COST

Lower production cost per unit is one of the main areas for the Company's profitability growth.

NLMK's production cost management policies allowed the Company to mitigate an adverse effect of the significant increase in prices for raw materials, energy and natural monopoly services and to keep production cost growth at the level of 46%.

A substantial rise in the cost of NLMK's products in 2004 was mostly caused by higher prices for basic raw materials and fuel. In 2004, the market experienced the following changes:

- coke prices increased by 135% (as at December 2004 against December 2003);
- coal prices rose by 38%;
- ferroalloy prices jumped by 126%.

By the end of the year, scrap metal prices exceeded the December 2003 level by over 40%.

At the end of 2004 iron ore prices were two times higher than pries as of December 2003.

Acquisition of Stoilenskiy GOK allowed the Company to reduce risks related to iron-ore price fluctuations.

By virtue of efficient measures taken to reduce production and selling expenses, NLMK had the lowest level of production costs per product unit in 2004 amongst the largest iron and steel producers in Russia.

INCOME

As a result of the significant increase in sales revenue coupled with the restraints on cost growth the Company's profit before tax and minority interest almost tripled against the 2003 level and reached USD 2,364 million.

Net income earned by NLMK in 2004 was USD 1,773, USD 1,116 million higher than in 2003 (3 times higher).


%
50
26
16
30
36
49
OPERATING INCOME MARGIN
2000 — 12%
2001 — 7%
2002 — 20%
2003 — 27%
2004 — 39%
NET INCOME MARGIN

SALES PROFITABILITY TREND AT NLMK IN 2000–2004

In 2004, EBITDA reached USD 2,563 million and profitability of sales by EBITDA was 56.5%, which ranks NLMK amongst the most profitable steel producers worldwide in terms of EBITDA percentage.

No external borrowings were used to finance the Company's current operations and large investment programs in 2004. Interest expenses of USD 12 million were mostly represented by interest expenses incurred by NLMK's subsidiary bank, OAO Lipetskcombank, and finance charges payable under finance lease arrangements.

In 2004, the Company received a significant gain on effective use of cash invested in trading securities. The gain on investments in 2004 reached USD 165.2 million.

FINANCIAL POSITION

In 2004, the financial position of NLMK remained stable.

The following trends may be highlighted amongst other positive developments in the Company:

- an increase in total assets value;
- equity growth;
- improvement in economic activity indicators;
- higher profitability.

COMPANY'S ASSETS

NLMK's assets have been growing steadily over the recent years. By the end of 2004, the Company's total assets were 1.67 times higher than at the end of 2003 and reached USD 5,166 million.

NLMK's asset growth was supported by an increase in the Company's equity. In 2004, it rose by USD 1,611 million (by 62%). The source of equity growth was accumulated profit which improved by 46% over 2004.

In 2004, asset profile changed: current assets percentage slightly decreased from 54% to 50%. And non-current assets grew by USD 1,169 million (1.8 times) on 2003.


USD MLN
5 000
1 828
1 896
2 199
3 085
5 166
TOTAL ASSETS
2000 — 1 563 USD MLN
2001 — 1 652 USD MLN
2002 — 1 991 USD MLN
2003 — 2 610 USD MLN
2004 — 4 220 USD MLN
EQUITY

NLMK'S TOTAL ASSETS AND EQUITY GROWTH PATTERN IN 2000–2004

An increase in non-current asset percentage was mostly due to the fixed asset growth by USD 925 million (by 69%) through acquisition of OJSC Stoilenskiy GOK (including subsoil rights) and OJSC Tuapse Seaport, and commissioning of new production facilities under the Technical Upgrading Program.

In 2004, as a result of acquisitions aimed at creation of the vertically integrated Group USD 180 million of goodwill was included in non-current assets.


%
50
11
5
19
29
52
RETURN ON EQUITY
2000 — 9%
2001 — 5%
2002 — 17%
2003 — 25%
2004 — 43%
RETURN ON TOTAL ASSETS

NLMK'S RETURN ON ASSETS MOVEMENTS IN 2000–2004

In 2004, current assets rose by USD 911.5 million (by 54%). This increase was caused by:

- cash increase by USD 619 million (by 85%) coupled with a decrease in short-term investments by USD 160 million (by 88%);
- rise in short-term receivables by USD 211 million (by 56%) due to higher prices for products exported on a post-delivery payment basis;
- increase in inventory by USD 174 million (by 58%) as a result of higher prices for major raw materials and finished products.

The current asset structure is such that the most liquid portion of current assets — cash and short-term investments — accounts for more than a half of the total current assets of NLMK, which is a positive factor in valuation of the Company's solvency.

In 2004, NLMK significantly improved efficiency of asset utilization:

- return on equity was 52% against 29% in 2003;
- return on total assets was 43% against 25% in 2003.

LIABILITIES AND SOLVENCY

In 2004, NLMK's liabilities rose by USD 401 million (by 87%). This was caused by the growth in short-term liabilities by USD 253 million (by 90%), including an increase in customer prepayments for products sold in the domestic market on a prepayment basis, and by a rise in trade accounts payable.

At the end of 2004, current liquidity ratio was 4.8 and quick liquidity ratio was 3.9. These numbers show that NLMK has sufficient own funds to ensure quick repayment of all short-term liabilities.

Some decrease in liquidity ratio in 2004 was primarily caused by spending on acquisitions, including Stoilenskiy GOK. Lower liquidity in 2004 was also induced by an increase in advance payments received from the Russian customers together with the growth in domestic sales.


6
3.5
2.9
5.4
5.9
4.8
CURRENT LIQUIDITY RATIO
2000 — 2.5
2001 — 2.1
2002 — 4.2
2003 — 4.8
2004 — 3.9
QUICK LIQUIDITY RATIO

NLMK'S LIQUIDITY RATIOS MOVEMENT IN 2000–2004

BUSINESS ACTIVITY

In 2004, as a result of the specific steps taken by the Company's management, NLMK managed to significantly improve its business activity indicators.

In spite of a hike in sales revenue by 84%, average short-term receivables increased by 50% only which allowed the Company to reduce receivable turnover period from 48 days in 2003 to 39 days in 2004.

As a result of higher raw material prices stock turnover period increased by 3 days and reached 75 days in 2004.

CASH FLOWS

The major source of cash for the Company is production and sale of metal products. NLMK's abilities to generate cash flows allowed the Company to accumulate an adequate amount of cash to maintain its operating and investing activities.

The Company's cash flow management is based on clear planning of cash inflows and outflows.

Net cash received by the Company from its operating activity in 2004 was USD 1,669 million (2.5 times more than in 2003), net cash used in investing activities was USD 98 million, net cash used in financing activities was USD 1,026 million. In the reporting year, the Company had a net cash increase of USD 545 million.


USD BLN.
2
0
-1
0.73
1.67
-0.10
-1.03
0.07
1.35
Cash at the beginning of the period
Operating activites
Investing activities
Financing activities
Effect of exchange rate changes
Cash at the end of the period

NLMK'S CASH FLOWS IN 2004

FINANCIAL PERFORMANCE IN 2003–2004

(USD mln)	2004	2003	Change	
			+,-	%
Net sales	4 539	2 468	2 071	84%
Cost of sales	-2 132	-1 451	-681	47%
- production cost	-1 889	-1 293	-595	46%
- depriciation and amortization	-244	-158	-86	54%
Gross profit	2 406	1 017	1 389	137%
- as a % of sales	53%	41%	-	-
General, administrative and selling expenses	150	110	40	36%
Taxes other than income tax	33	24	9	36%
Operating income	2 223	882	1 341	152%
- as a % of sales	49%	36%	-	-
Income before income tax and minority interest	2 364	882	1 482	168%
- as a % of sales	52%	36%	-	-
Net income	1 773	656	1 116	170%
- as a % of sales	39%	27%	-	-
Net income per share (US dollars)	0.2958	0.1095	0.1863	170%
EBITDA	2 563	1 019	1 544	152%

CONSOLIDATED AGGREGATED BALANCE SHEET IN 2003–2004

	2004		2003		Change	
	Amount	Percentage	Amount	Percentage	+,-	%

(USD mln.)

Assets						
Current assets, incl	2 587	50%	1 676	54%	912	54%
- cash and short time investments	1 370	27%	910	30%	459	50%
- current accounts receivable	589	11%	378	12%	211	56%
- inventory	475	9%	301	10%	174	58%
Non-current assets, incl	2 578	50%	1 409	46%	1 169	83%
- long-term financial investments	51	1%	40	1%	12	29%
- property, plant and equipment	2 258	44%	1 333	43%	925	69%
Total assets	5 166	100%	3 085	100%	2 081	67%
Liabilities and shareholders' equity						
Current liabilities, incl	534	10%	281	9%	253	90%
- accounts payable	455	9%	252	8%	203	81%
Non-current liabilities	326	6%	178	6%	148	83%
Shareholders' equity	4 220	82%	2 610	85%	1 611	62%
Total liabilities and shareholders' equity	5 166	100%	3 085	100%	2 081	67%

KEY FINANCIAL PERFORMANCE IN 2003–2004

	2004	2003	Change	
			+,-	
Financial solvency indicators				
Share of equity capital in the assets	82%	85%	-3	p/p
Share of equity in the current assets	79%	83%	-4	p/p
Liquidity				
Current liquidity ratio	4.8	5.9	-1.1	
Quick liquidity ratio	3.9	4.8	-0.9	
Turnover indicators				
Length of inventory turnover	75	72	3	
Length of receivables turnover	39	48	-9	
Length of payables turnover	68	57	11	
Sales profitability indicators				
Operating income margin	49%	36%	13	p/p
Net income margin	39%	27%	12	p/p
EBITDA margin	56%	41%	15	p/p
Return on assets				
Return on equity	52%	29%	23	p/p
Total return on assets	43%	25%	18	p/p

VALUE-BASED MANAGEMENT

One of the key components of the value-based management system is the Company value growth rate evaluation. They are used to analyse strategic decisions and to exercise control over the value creation process. The value-based management prevents decisions to be taken that may reduce the Company value in the long run.

An obvious criterion of the Company value increase is the growth of its market capitalization.

In November 2003 NLMK shares were included in the RTS Board indicative quotations system. In 2004 in order to increase the stock liquidity the Company issued additional shares by adding additional capital to the share capital. In January 2005 NLMK shares were included in the RTS Quotation list "B". Currently, NLMK has the highest capitalisation among steel-making companies in Russia and holds the 10th position on the level of capitalisation among all Russian companies.

However, given that the corporate strategy of Novolipetsk Steel is aimed at the creation of value in the long run, NLMK is focused on indicators showing the fundamental value creation, which is not subject to considerable fluctuations as opposed to the capitalisation. The Company management uses the Economic Value Added indicator (EVA) in addition to the traditional accounting profit. EVA indicator takes into account capital expenses and considers the investment risk. EVA is one of the key indicators used to evaluate the Company operating efficiency. EVA serves as an indicator of the Company quality management: permanent positive figure or dynamics of this figure proves the Company value increase, while a negative figure proves its decrease.

EVA estimation done based on the 2004 results substantiates NLMK's operating efficiency, indicates its capability to increase the Company's value and of the high investment attractiveness of the business. For NLMK value-based management is a key tool to increase its efficiency as it allows to focus general efforts on strategic objectives and significantly improve the quality of management decisions.

The process of value-based management system introduction at NLMK started in 2003.

After a thorough analysis of methodologies and indicators allowing to evaluate the value creation process, EVA was selected as a key indicator. The integration of the value-based management concept into the existing management system is impossible without properly prepared staff, therefore, at the initial stage the efforts were forwarded to the formation of the value creation mindset with the employees.

The next step was a detailed analysis of the plant operations aimed at the identification of key factors, on which NLMK value depends. Currently, the creation of the system of factors is underway, and the effect on which may help to achieve the Company value growth. In future, there are plans to combine the system of value factors detailed at each level of management and the payroll system.

Currently, the Company value estimate is embedded in a regular operating analysis.

Data on the Company performance considered from the point of view of the Company value management is submitted to shareholders on a regular basis.

EVA CALCULATION

Name	2004	2003
		(USD mln.)
Capital employed	3 404	1 819
ROCE	51.0%	35.8%
WACC	14.4%	14.8%
EVA	1 246	382

Note: EVA estimate was prepared based on US GAAP consolidated financial statements.

The amount of capital employed was calculated by reducing the total amount of assets by the amount of accounts payable, cash and short-term financial investments.

ROCE — return on capital employed on net profit adjusted on interest income (expense).

WACC estimate — weighted average cost of capital that in the case with NLMK represents the cost of shareholders' equity — we took into account the country risk inherent to the ferrous industry and the country risk of investments in shares of Russian companies.

RISK MANAGEMENT

The undermentioned risk factors may have a negative effect on core activity and financial results of OJSC NLMK: industry risks, country and regional risks, financial risks, property risks and ecological risks.

INDUSTRY RISKS

NLMK actively operates in the internal and external markets as a producer and seller of a wide range of metal products. The deterioration of the situation in the industry may develop from negative events taking place in the raw materials purchase markets and metal products sale markets.

The execution of the adequate raw materials supply policy allows to minimise financial losses from the supply shortfalls by creating the reserve stocks of raw materials and materials maintained at a reasonable level. The agreements for the supply of raw materials are signed with trusted traditional partners. To exclude the risk of unexpected growth of prices for raw materials and transportation charges, the Company performs a regular monitoring of national and foreign markets of raw materials, materials and equipment and works in close cooperation with natural monopolies.

NLMK's operations directly depend on the world prices for metal products. World prices for metal products are historically subject to fluctuations depending on a number of factors. A wide geography and industry diversification of NLMK sales allows the Company to minimise the risk of losses in case of a drastic change of the circumstances at one of the sales markets or in case of a market closure due to the enforcement of tariff regulation or quotation measures. The market research and the analysis of their development trends, surveys aimed at the search of new sales markets and the expansion of the range of produced goods will allow NLMK to maintain a well-balanced sales policy.

COUNTRY AND REGIONAL RISKS

NLMK is an export-oriented company. The Company supplies goods to more than 70 countries of the world. In 2004 the regions, where expert supplies generated 10% of proceeds and more, were the following: Russia, Turkey and Middle East, EC countries, North America.

In case of the occurrence of negative situations in separate regions of the world, NLMK possess significant capabilities to redirect to more attractive markets and to minimise possible financial losses.

POLITICAL RISKS ASSOCIATED WITH THE COMPANY ACTIVITIES IN THE RUSSIAN FEDERATION

The political system of Russia is at the development and permanent reform stage and it is not yet sufficiently stable causing NLMK the following risks:

- a possible change of the foreign or national political policy by the country management may have a significant effect on the investment attractiveness of the country as a whole and NLMK in particular;
- a possibility of negative legislation revision, including tax legislation aimed at the maximization of budget revenues received from export-targeted industries.

FINANCIAL RISKS

FOREIGN EXCHANGE RISKS

NLMK as an export-targeted company runs into foreign exchange risks that may affect its financial results and increase the asset liquidity deterioration risk.

In 2004 about 64% of revenues were received from export sales. In prior years a major part of contracts was concluded in US dollars. Given the exchange rate dynamics in 2003, when preparing the 2004 export program the company took a decision to increase the share of contracts signed in Euro. As a result of diversification, the currency structure of export revenues in 2004 has undergone drastic changes compared to 2003 allowing to even EUR/USD exchange rate fluctuations. The Euro share increase in the revenue structure by 25% against 4% in 2003 satisfied the need in this currency and fully excluded expenses associated with the currency conversion in settlements for the import of equipment from Europe.

The Company maintains a proportional allocation of payments under long-term import contracts and the use of letters of credit in settlements generating interest income from the deposit placement of covers in respect of these transactions.

Since the majority of NLMK expenses are denominated in rubles, there is a risk of the business yield reduction in case of significant fluctuations of the ruble exchange rate towards foreign currencies. To minimise these risks the company takes the following measures:

- conclusion of agreements with banks on sales of large amounts of foreign currency for roubles at a fixed exchange rate with a minimum commission fee;
- placement of cash deposits denominated both in foreign currency and in roubles in order to reduce the dependance of exchange rate fluctuations while maintaining the business yield.

In 2004 there was no hedging of foreign exchange risks using forward contracts and options due to the following reasons:

- the lack of legislation governing such transactions;
- the inconsistency of projections of leading global experts as to the prospects of foreign currency exchange rates towards US dollar.

INTEREST RATE RISK

NLMK may act as a borrower in the international and internal capital markets.

Borrowed funds may be used by the Company for financing current operations and investment projects.

On the other hand, a high credit capacity of NLMK is a key factor that may allow to reduce the cost of borrowings for the Company in future.

LIQUIDITY DETERIORATION RISK

The liquidity risk in relation to NLMK is closely connected with the receipt of cash from settlements for the Company products. To reduce this risk the company performs a precise planning of the schedule of cash inflows and outflows to identify a possible deficit of financial resources.

The ratio of liquid assets to liquid liabilities of the issuer implies a high financial solvency and a low liquidity risk respectively.

PROPERTY RISKS

To minimise the influence of property risks on NLMK operations the Company ensures a proper property protection. To prevent any sabotage acts and to ensure a continuity of technological processes, key facilities and life-supporting systems are placed under special control exercised by NLMK security service. One of the key factors of property risk reductions is the insurance of property.

NLMK pays special attention to the monitoring of technological equipment status to prevent the emergency shutdown of production processes. Safety briefings are regularly held for the staff.

ENVIRONMENTAL RISKS

The Company's investments in environmental projects have considerably reduced environmental hazards of the production process. The monitoring carried out at the Company's site and in residence areas of the town of Lipetsk allows to obtain a realistic picture of the air and water condition and to make plans for the reduction of the production development pressure on the ecology.

PRODUCTION POTENTIAL

PRODUCTION OF METAL PRODUCTS

In accordance with its quality policy NLMK purpose is to produce goods, the quality of which meets expectations and requirements of customers and ensures a stable profit generation.

NLMK production is aimed at satisfying the demand in various areas of ferrous metal consumption. This purpose determines a wide range of products manufactured by NLMK.


MLN. TONS
10
8.2
7.9
8.6
8.9
9.1
PRODUCTION OF STEEL
2000 — 4.7 MLN. TONS
2001 — 4.6 MLN. TONS
2002 — 4.8 MLN. TONS
2003 — 4.9 MLN. TONS
2004 — 4.8 MLN. TONS
PRODUCTION OF FLATS

NLMK PRODUCTION OF STEEL AND FLATS IN 2000-2004

NLMK is focused on improving the quality of products, their consumer characteristics and the expansion of range of its products. The quality of NLMK products is confirmed by certificates of Russian and foreign certificate issuing organizations. The golden quality label "Russian brand" was granted to galvanized steel for automotive industry, cold-rolled electrical NGO steel, prepainted steel.


POLYMER-COATED STEEL — 4.9%
ELECTRICAL GRAIN ORIENTED STEEL — 2.5%
GALVANIZED STEEL — 6.1%
ELECTRICAL NON-GRAIN ORIENTED STEEL — 8.2%
COLD-ROLLED STEEL — 37.4%
HOT-ROLLED STEEL — 40.9%

NLMK PRODUCTION OF FLATS IN 2004

Currently, NLMK products include: pig iron, slabs, hot-rolled and cold-rolled products, galvanized rolled products and prepainted steel, rolled products for enamel coating, electrical steel, strip, coke, pipes and other products. Sheet products are made from low-carbon, carbon and low-alloyed steel grades with various chemical compositions, strength groups and formability categories.


Diagram of main production lines
Marketable products
Production of flat products
Color coating lines
Hot galvanizing lines
Cold-rolling mills
Hot-rolling mill
Corrugated sheet
Prepainted sheet
Galvanized sheet
CR GO steel
CR NGO steel
Cold-rolled steel
Hot-rolled steel
Steel-melting production
Slabs
Blast furnace production
Pig iron
Sintering production
Coke production
Associated products

Metal products are produced in accordance with major national and foreign standards: ASTM, EN, DIN, JIS, BS, API, SAE. The share of products manufactured under foreign standards exceeds 70%.

2004 DEVELOPMENT TRENDS

The favourable situation globally and in the Russian market of metal products in 2004 had a positive influence on NLMK operating results. A high level capacity utilization allowed the Company to achieve the 2004 Production program. Demand for NLMK metal products both inside the country and abroad assisted in the expansion of production practically in respect of all types of products compared to 2003.

A number of measures taken within the technical upgrading and development program for 2000–2005 enabled the increase in output compared to 2003.

Capital repairs of the major plant and equipment and commissioning of new production facilities at NLMK have improved technical characteristics of the lines and quality of products and expanded the product mix.

There was an increase in the pig iron output in 2004 due to the growing demand for steel-making pig iron at BOF shops and a rise in the commercial iron shipments.

A HM de-sulf station was put into operation at BOF shop No. 2. After the upgrade of RH-degasser with a capacity to 400 thousand tons of high quality steel per annum was commissioned at BOF shop No. 1. NLMK produces around 60% of NGO steel using new and advanced technologies. Its capacities allow the Company to meet all the demands in the domestic market and to export IF steels used for the production of the most complex motorcar components.

In 2004, the Company increased its production of rolled stock against the 2003 level. However there were changes in the production structure: some decrease in flats (-2%) and a rise in marketable slab production (+13%), which became possible as a result of an increase in the slab production capacity in 2003.

As part of the Technical Upgrading Program underway since 2000, new production facilities were put into operation in the rolling shops and other steps aimed at improvement in the plant capacity were taken.

In the hot rolling shop No. 3, slab heating cycles in the upgraded reheating furnace No. 5 were optimized so that the Company could reduce power used for heating steel slabs and environmental effects of the furnace as well as decrease loss of metal due to high homogeneity of heating. In the same shop an automatic surface quality control system for hot rolling processes was set in operation, which provided for higher quality and competitive advantages of the Company's steel products.

Based on the results for 2004, NLMK increased production of high value-added goods.

Production of prepainted steel also rose (+22.1% against the 2003 level). This became possible as a result of commissioning a new color-coating line for galvanized rolled products at the cold rolling shop No. 4. In addition new equipment was put into operation to ensure high-accuracy processing of galvanized strip. This provided for optimal loading of color-coating line and reduced steel consumption per unit of prepainted products.

OUTPUT OF MAIN PRODUCTS IN 2003-2004

(thousand of tons)

	2004	2003	Change	
			+, -	%
Bin sinter	13 834	13 507	327	2%
Coke with 6% humidity	4 403	4 336	67	2%
Pig Iron	8 994	8 623	371	4%
Steel	9 123	8 854	269	3%
Finished steel	8 576	8 233	343	4%
- flats	4 813	4 895	-82	-2%
- slabs	3 763	3 338	425	13%
Coated steel	528	543	-15	-3%
- galvanized steel	294	351	-57	-16%
- prepainted steel	235	192	42	22%
Electrical steel	514	395	119	30%
- electrical non-grain oriented steel	395	286	109	38%
- electrical grain oriented steel	119	109	10	9%

Aggregate output of coated steel shrank by 2.7% due to reduction in marketable galvanized rolled products output (-16.2% against the 2003 level), caused by a change in the product mix of hot-dip galvanizing line No. 1 due to the need for less thick galvanized rolled products as stock material for color-coating line No. 1.

In 2004, production of electrical steels significantly increased (by 30.2%), including GO rolled products (by 9.5%) and NGO rolled products (by 38.2%). This was due to the growing demand for these products.

CERTIFICATION OF PRODUCTS

To be able to operate effectively in a market economy, the Company must win over consumer confidence. The high quality of NLMK's goods is confirmed by certificates of compliance issued by independent evaluators.

NLMK's high technological and organizational level of production and quality of products have been certified many times by respectable certification bodies, both Russian and foreign:

- TUV CERT (Germany);
- U.K. Lloyd's Register of Shipping (United Kingdom);
- Det Norske Veritas (Norway);
- Bureau Veritas (France);
- Germanischer Lloyd;
- American Bureau of Shipping (ABS);
- Italian Register of Shipping (RINA);
- Russian Maritime Register of Shipping;
- VNIIS-Materialtest (Russia);
- Federal Scientific & Technical Center of Certification in Construction of the RF State Architecture and Construction Committee.

In June 2004, NLMK was the first company in Russia, which passed certification and obtained a certificate confirming compliance of its Quality Management System with the requirements of ISO/TU 16949: 2002 "Quality

Management System. Specific Requirements for Application of ISO 9001:2000 to Automotive Industry and Spare Parts Suppliers" in August 2004.

In May 2004, the Company successfully passed the first supervisory audit of the plant's Quality Management System to confirm its compliance with the requirements of ISO 9001 revised in 2000. Areas covered by the certificate: production of marketable pig iron, marketable slabs, hot rolled products made of carbon and low-alloy steel in coils, sheets, including galvanized and prepainted steel and electrical grain oriented and non-grain oriented steel in coils and sheets.

In 2003 and 2004, NLMK passed supervisory audits of its Environmental Management System to confirm its compliance with ISO 14001 and of its quality system employed in the manufacture of hot-rolled products for compliance with Directive 97/23/EG of the Council of Europe.

In July 2004, the Russian Maritime Register of Shipping confirmed the validity of the Certificate of recognition of the Company as a producer of hot-rolled steel for shipbuilding after completing its re-certification audit.

In February 2004, the Federal Scientific and Technical Center for Certification in Construction of the RF State Architecture and Construction Committee confirmed, based on its regular supervisory audit, that the following Company's products are suitable for use in construction in the Russian territory:

- cold-rolled and hot dip galvanized sheets with color coatings;
- steel roll-formed sections with trapezoidal corrugation made of cold rolled flats.

In November 2004, U.K. Lloyd's Register of Shipping confirmed the validity of the RL Rules Compliance Certificate for hot-rolled products for shipbuilding after completing its re-certification audit.

TECHNICAL UPGRADING AND REPAIRS

NLMK continues to implement its program of technical upgrading and development. Implementation of the first stage of the Program began in 2000.

The Program provides for the reconstruction and capital repairs of existing capacities and construction of new manufacturing facilities, development of information technologies and purchase of equipment to replace the obsolete one. Renewal and expansion of basic production assets will allow the Company to strengthen its positions in the sales markets through wider range of products, improvement in their quality and lower production costs.

Implementation of the first stage of the Program (2000-2005) cost around USD 1.3 billion.

These amounts were distributed between the major production process stages of the plant in a balanced way.

The program also provided for respective development of the Company auxiliary facilities (Power division, Repairs plant, etc.).


USD MLN
270
2000 — 173 USD mln
2001 — 141 USD mln
2002 — 154 USD mln
2003 — 239 USD mln
2004 — 269 USD mln

FINANCING OF THE NLMK TECHNICAL UPGRADING PROGRAMME IN 2000-2004

In the course of capital repair NLMK's facilities were re-equipped. In particular, automated process control systems were upgraded, certain steps were taken to protect the environment.

In 2004, NLMK's capital expenditure was 269 USD million, 13% higher than in 2003.

In 2004, the following large facilities were put into operation:

- expansion of the coal concentrate storage place. Additional space allocated for storage of 160 thousand tons of coal concentrate enhanced raw material base for coke batteries;
- HM de-sulf station at BOF shop No. 2 with a capacity of 3.24 million tons annually. Commissioning of this unit allowed NLMK to expand the range of steels produced;
- rolled products quality control system at HSM 2000 at Hot rolling shop No. 3. Commissioning of this system allowed NLMK to ensure compliance with the current strip surface quality control requirements in the hot rolling process;
- automated process control system at continuous hot-dip galvanizing line No. 1. The process control system upgrade enabled the Company to improve accuracy and reliability of the line management;
- color coating line No. 2 with a capacity of 200 thousand tons a year at the Cold rolling shop No. 4. Commissioning of this division allowed the Company to increase output of cold-rolled prepainted strips up to 380 thousand tons per annum;
- reconstruction of slitting unit No. 9 at the Cold rolling shop No. 4. The reconstruction allowed the Company to increase the weight of coils, expand the range of processed steel in terms of thickness and to ensure inexpensive and good quality oiling of the finished products;
- installation of butt-welding machines at continuous pickling line No. 1 and at the cold rolling mill 2030 at the Cold rolling shop No. 4. Replacement of the old machines with the new ones enhanced stability of the line operation;
- hydrogen station No. 3 for the production of hydrogen by natural gas reforming with a capacity of 6 thousand cubic meters per hour. Commissioning of the new station allowed the Company to produce hydrogen with law power consumption.

In 2004, the Company continued work on the facilities, which are intended to be put into operation in 2005 and 2006, including:

- upgrade of coke battery No. 1 (to be commissioned in 2005) and coke battery No. 2 (to be commissioned in 2006);
- construction of hot-metal desulphurization unit BOF shop No. 1 (to be commissioned in 2005);
- hot-dip galvanizing section with continuous hot-dip galvanizing line No. 3 with a capacity of 340 thousand tons at the Cold rolling shop No. 4 (to be commissioned in 2005);
- installation of turbo-generator with a capacity of 25 MW (to be commissioned in 2006);
- upgrade of domestic and industrial wastewater treatment facilities (to be commissioned in 2006).

For the purposes of technical upgrade and capital repair, up to 40% of metallurgical equipment and steel structures are manufactured by the Company's own repairs plant.

Results of implementation of the Technical Upgrade and Development Program by NLMK in 2004 met the deadlines set in the construction schedules and confirmed efficiency of the technical solutions found.

To maintain its fixed assets in operating condition, the Company performed current and capital repairs of manufacturing equipment in accordance with the schedule of repairs.

ENVIRONMENTAL PROTECTION

NLMK openly communicates its environmental goals and objectives and results achieved.

The fundamental goal of NLMK in this area is protection of people's health and environment from adverse effects of the plant's industrial activities, products and services, as well as preservation and improvement of environmental quality.

The Company's environmental policy is based on the sustainable development principles and is closely linked to the technologies and materials used in its manufacturing process.

When addressing environmental issues, the Company not only complies with the requirements of environmental legislation but also adopts a proactive approach shifting priorities from neutralization of pollution (waste water and gas treatment, disposal of other waste) directly to the sources of negative environmental effects (use of resources, production processes, organization of production).

In September 2004, the Company environmental management system successfully passed the second certification audit for compliance with ISO 14001. No irregularities were detected in the course of the certification.


KG/TON OF STEEL
45
2000 — 43.4 KG/TON OF STEEL
2001 — 43.6 KG/TON OF STEEL
2002 — 41.7 KG/TON OF STEEL
2003 — 39.5 KG/TON OF STEEL
2004 — 36.6 KG/TON OF STEEL

TRENDS IN ATMOSPHERIC EMISSIONS IN 2000-2004

In 2004, the Company achieved good results in reducing negative environmental effects concurrently with increasing output of its major products (sinter by 2.4%, coke by 1.5%, pig iron by 4.3%, steel by 3.0%), lower raw material consumption per unit, energy saving and higher quality of products.

The Company was also successful in reducing air pollutant emissions and specific indicators of industrial effects on water basin.

In 2004, 99% of all waste produced by NLMK was utilized or detoxicated. The volume of waste (mostly ferruginous sluage, wastes, solid household waste, etc.), which accumulates in the plant's territory, decreased against the 2003 level.

NLMK continues improving its environmental monitoring system which allows the Company to produce more accurate forecast of the industrial effects on environment and to enhance efficiency of environmental activities.

In 2004, construction of the groundwater monitoring system at the industrial site of the plant was completed.


M³/TON OF STEEL
12
11.7
12.4
10.6
8.7
8.6
FRESH-WATER USAGE
2000 — 7.4 M³/TON OF STEEL
2001 — 7.6 M³/TON OF STEEL
2002 — 6.5 M³/TON OF STEEL
2003 — 5.4 M³/TON OF STEEL
2004 — 5.3 M³/TON OF STEEL

TRENDS IN FRESH-WATER USAGE AND DISCHARGES OF FLUID INDUSTRIAL WASTE IN 2000 - 2004

In addition to geological environment monitoring NLMK takes steps to implement a modern airborne emission automatic monitoring system. It is planned to equip the plant's major sources of pollution with monitoring and recording devices.

Apart from that, in 2004, the Company organized observation of the atmospheric air condition at two stations set up by the Company in the residential districts of Lipetsk.

In 2004, NLMK's expenses on environmental activities increased 55% and reached 25.9 million USD.


USD MLN
30
2000 — 4.6 USD MLN
2001 — 10.6 USD MLN
2002 — 13.9 USD MLN
2003 — 16.7 USD MLN
2004 — 25.9 USD MLN

ENVIRONMENTAL INVESTMENTS IN 2000-2004

PERSONNEL POLICY

Professional staff is one of the key factors of efficiency of the Company's operations. In view of the fact that increasing shareholders value is NLMK's strategic objective, management pursues an active staff policy.

One of the major objectives of the Company's management is to provide for material well-being of the Company's employees through systematic pay-roll increases and various incentives.


THOUSAND RUBLES
12
38.9
41.7
40.4
37.5
36.2
NUMBER OF PRODUCTION EMPLOYEES (THOUSANDS OF PERSONS)
2000 — 3.8 THOUSAND RUBLES
2001 — 5.4 THOUSAND RUBLES
2002 — 6.8 THOUSAND RUBLES
2003 — 8.8 THOUSAND RUBLES
2004 — 10.9 THOUSAND RUBLES

NUMBER AND AVERAGE WAGES OF NLMK PRODUCTION EMPLOYEES IN 2000-2004


USD THOUSAND/PERSON
140
125.6
65.8
42.4
36.3
31.7
REVENUE PER ONE EMPLOYEE
2000 — 4.2 USD THOUSAND/PERSON
2001 — 2.1 USD THOUSAND/PERSON
2002 — 8.4 USD THOUSAND/PERSON
2003 — 17.5 USD THOUSAND/PERSON
2004 — 49.0 USD THOUSAND/PERSON

NET INCOME AND REVENUE PER ONE PRODUCTION EMPLOYEE IN 2000-2004

THE PLANT'S EMPLOYEE COMPENSATION PLAN

The Company has implemented and successfully used a flexible system of employee motivation at all levels. The system includes wage markups for outstanding professional skills, and performance bonuses

In 2004, average wages of production personnel increased by 24% against the 2003 level. This growth significantly exceeds the level of inflation and is an evidence of improved purchasing power of the Company's employees.

NLMK's compensation package includes apart from wages and various bonuses, mandatory and voluntary medical insurance of employees, dental care and non-governmental pension plan.

To improve its compensation plan and professional development of its employees, NLMK carried out preparatory work for transition to the new wage conditions and motivation plan in the second half of 2004. The new compensation plan, which will be implemented at NLMK from March 2005, is aimed at better motivation of the Company's employees, encouragement of skilled professionals and attraction of young people. Upon adoption of the new compensation and motivation plan, payroll will increase by 25%.

OPTIMIZATION OF MANPOWER

NLMK's average staffing number decreased by 3.8% and reached 39.4 thousand in 2004. The major effect was on the production personnel (3.6% reduction). The reduction in manpower was possible due to the closure of EAF shop and Hot rolling shop No. 1 in 2003; separation of non-core businesses from the plant and other measures aimed at optimization of manpower.

PERSONNEL DEVELOPMENT

In 2004, over 17 thousand employees were involved in various training programs: were retrained, acquired a second profession or improved their skills at specialized courses. Training is organized at work, in the Science and Production Institute of NLMK, in the Labor and Personnel Department and on the basis of governmental educational institutions.

NLMK actively supports talented young people and creates personnel reserve. In 2004, over 600 young specialists, graduates from the industry-specific educational institutions, joined the Company. To ensure adaptation and retention of young people in the work collective, the Company continued to develop its counselling plan which was designed to help young specialists to quickly improve their professional skills. Involvement of young specialists in professional competitions is the top priority of the Company's HR policy and facilitates realization of the employee's creative potential and their active involvement in business management.

Lipetsk State Technical University annually trains engineers and specialists for NLMK based on special-purpose agreements. Scholarships by NLMK's Board Chairman were set up for the most talented students.

INDUSTRIAL SAFETY

High level of industrial safety is mandatory for operations of a manufacturing enterprise. NLMK's management focus on the safety brought its results. Over recent years, the number of accidents at the plant has reduced significantly.


60
2000 — 55
2001 — 40
2002 — 37
2003 — 26
2004 — 26

NUMBER OF ON-THE-JOB ACCIDENTS IN 2000-2004

SOCIAL RESPONSIBILITY

Being the largest enterprise in the region, NLMK has been showing positive financial results over recent several years, which significantly surpass the results of operations of other enterprises in the region. NLMK accounts for 92%

of the consolidated financial results of all enterprises in Lipetsk Region. As a result taxes paid by the Company account for a significant part of the city budget tax collections (70%) and of the consolidated budget of Lipetsk Region (62%).


NON-BUDGET FUNDS — 4%
FEDERAL BUDGET — 25%
CONSOLIDATED BUDGET OF THE LIPETSK REGION — 71%
USD 625 MLN. OF TOTAL TAXES PAID

STRUCTURE OF TAX PAYMENTS IN 2004

Social aspects of NLMK's activities are not limited to timely and complete tax payments to the budgets at all levels and non-budgetary funds as required by Russian law. Being a guarantor of stability in the region, NLMK realizes its responsibility for the situation in the regional center. This is also determined by the fact that thousands of steel-makers and their family members live in Lipetsk and they should live in a comfortable social environment. Creation of such comfortable environment is one of the Company's objectives.

Key objective of the Company's social programs is maintenance and development of its non-industrial divisions which are involved in the provision of medical and health recreational services to the community. NLMK's medical complex is primarily intended to provide high quality service to the Company's employees and their families and to the town and region residents.

An important area of the Company's social policy is construction of apartments for its employees. Commissioning over 27 thousand square meters of living space, NLMK's Construction and Repair Service partially helps to resolve a housing problem, which is very pressing in Lipetsk.


USD MLN
10
2000 — 4.3 USD MLN
2001 — 4.9 USD MLN
2002 — 4.7 USD MLN
2003 — 5.2 USD MLN
2004 — 7.8 USD MLN

EXPENDITURE ON CONSTRUCTION OF HOUSING FOR EMPLOYEES IN 2000-2004

POST-RETIREMENT PLAN

The Company actively realizes its own non-governmental pension plan. NLMK is one of the founders of Social Development Non-Governmental Fund.

Currently Social Development Fund is amongst top 25 non-governmental pension funds in Russia and is the largest in the Central Black Belt Region. At 1 January 2005, 32,512 employees of NLMK were contributors and participants of the Fund.

PENSION RESERVES
OF NPF «SOTSIALNOYE RAZVITIYE»
IN 2000-2004


USD MLN
30
27.0
17.9
10.4
5.9
2.0
PENSION RESERVES OF NPF «SOTSIALNOYE RAZVITIYE»
2000 — 0.7 USD MLN
2001 — 1.7 USD MLN
2002 — 1.9 USD MLN
2003 — 2.2 USD MLN
2004 — 2.6 USD MLN
NLMK'S PAYMENTS IN FAVOR OF ITS EMPLOYEES

NLMK paid to Social Development Non-Governmental Fund USD 2.6 million for its employees in 2004. The Fund invests money received from the participants in accordance with the selected investment portfolio, which guarantees safety and growth of pension reserves with a minimum level of risk. Investment income received by the Fund and distributed among contributors' accounts was 11.38% per annum in the reporting year. The Fund's pension reserves are 27.0 USD million.

Since July 2001, the Fund has been paying non-governmental pensions. For the period from 2001 to 2004, 4,218 employees of NLMK joined the Fund's pension plan. According to the Fund's rules non-governmental pension is payable within the period from three to thirty years (at a participant's will) until the whole amount is withdrawn from the account.

MEDICAL INSURANCE

Obligatory medical insurance is a part of the social security system. An employer is an insurer under the federal law; insurance contributions are paid as part of the unified social tax and amount to 2.8% of the salary fund. Under obligatory insurance program employees are eligible to outpatient care and in-patient treatment, except for complex surgeries and expensive diagnostics and therapy, as provided for in the regional obligatory medical insurance program.

Not limiting to the above, NLMK provides medical insurance to its employees under voluntary medical insurance contracts. All employees are insured under the same terms and conditions.

Insurance covers the following:

- diagnostics;
- orthopedic alignment;
- medical treatment of complex illnesses in specialized clinics;
- medical rehabilitation in sanatoriums.

Insurance indemnity is limited to an absolute amount of RR 310 thousand and is the same for all employees of NLMK. The total amount of insurance premium transferred by the Company to the insurer in 2004 was 2.0 million USD.

CORPORATE GOVERNANCE

PRINICPLES OF CORPORATE GOVERNANCE

ECONOMIC FEASIBILITY

The corporate governance model selected by NLMK ensures clear distribution of strategic and operational management functions between the Board of Directors and the management team of the Company. The distribution of authorities and segregation of activities enables the assignment of responsibilities for the decision-making process at all levels of management. Activities of the Shareholders' Meeting, Board of Directors and management are based on the principles of economic feasibility and are aimed at maintaining manageability and ensuring stable development and growth of the Company.

PROTECTING THE RIGHTS OF SHAREHOLDERS AND INVESTORS

Corporate governance of the Company is carried out in accordance with the Law of the Russian Federation "On Joint Stock Companies", other regulatory acts governing operations of joint stock companies in the Russian Federation, the Charter and other NLMK's internal documents. The Company follows international practices of good corporate governance to ensure the rights of its shareholders and investors are protected.

INFORMATION TRANSPARENCY

The confidence in the Company depends on the transparency of its financial and business operations, and provision of reliable data by management on a regular basis. NLMK observes the disclosure standards established by Russian legislation and the requirements of the Federal Service for Financial Markets. The Company endeavors to ensure timely and precise disclosure of data on all significant issues, including operating results, financial position, ownership and corporate governance. NLMK prepares US GAAP consolidated financial statements. The Company works with leading information agencies, and uses advanced telecom facilities for the efficient distribution of information on its operations.

CORPORATE GOVERNANCE BODIES

The supreme management body of the Company is the General Shareholders Meeting. The Board of Directors performs the general management of the Company. The General Director and Management Board are executive bodies carrying out day-to-day operations.

GENERAL SHAREHOLDERS' MEETING

The major issues falling within the competence of the General Meeting of Shareholders are:

- introducing amendments and additions to the Company's Charter or approval of a new version of the Charter. Reorganization or liquidation of the Company;
- increasing the charter capital of the Company through an increase in the par value of shares or by issuing additional shares. Decreasing the charter capital of the Company through a reduction in the par value of shares, cancellation of shares acquired by the Company but not sold within one year from their acquisition, cancellation of shares bought back by the Company and cancellation of shares, title to which has reverted to the Company due to non-payment. Decreasing the charter capital of the Company through the acquisition by the Company of shares in order to reduce their total number. Share splits and consolidations;
- determining the number of the members of the Board of Directors. Election of the Board of Directors and the Audit Committee, the General Director, and early termination of their activities. Approval of the Company's Auditor;
- approving annual reports, annual financial statements, including income statements (profit and loss accounts) of the Company, and also distribution of profits, including payment (declaration) of dividends, and losses of the Company;
- approval of major transactions, participation in holding companies, financial and industrial groups, and other associations of commercial organizations.

The Annual General Shareholders' Meeting is convened not earlier than in two months and not later than six months after the end of the financial year. Extraordinary General Shareholders' Meetings may be convened in addition to the Annual General Shareholders' Meeting.

The Extraordinary General Shareholders' Meeting is held in accordance with the decision of the Board of Directors based on its own initiative, requests of the Audit Committee, the Company's Auditor or the shareholders (shareholder) who own at least 10% of the voting shares.

The Board of Directors determines the agenda of the General Meeting of Shareholders in the course of preparation for the meeting.

The voting procedure at the General Meeting of Shareholders is compliant with the principle "one share – one vote", except for the election of the Board members that is conducted by cumulative voting.

In 2004, the Company had two Extraordinary and one Annual General Shareholders' Meetings.

The Annual General Shareholders' Meeting of NLMK was held on 25 June 2004. The Meeting considered issues within the competence of the Annual General Shareholders' Meeting and approval of the interested-party transactions and issues related to the approval of NLMK's Dividend Policy.

Shareholders approved the annual report, financial statements, and distribution of profits. Based on the Company's results for 2003, the shareholders decided to pay dividend of RR 0.6045 per share. The total amount of dividends was RR 3,623 million.

The General Shareholders' Meeting elected the new Board of Directors of NLMK, General Director of NLMK and the Audit Committee.

The shareholders approved ZAO FinEscort Audit Firm as the statutory auditor of NLMK for 2004 and engaged ZAO PricewaterhouseCoopers Audit to perform an audit of the Company's US GAAP consolidated financial statements.

The shareholders approved NLMK's Dividend Policy whose provisions govern distribution and appropriation of NLMK's net profits allocated for dividend disbursement.

The Extraordinary General Shareholders Meeting of NLMK held on 3 December 2004 considered the issues related to the approval of the Company's corporate documents and dividend distribution based on the results for nine months of 2004.

The shareholders also approved an important document of the Company, the Corporate Governance Code, whose provisions govern NLMK's corporate management (behavior) standards. To reflect the changes affecting the Company and to ensure compliance with the Corporate Governance Code, the shareholders approved the revised versions of a number of corporate documents (the Charter, the Regulation on the Board of Directors, the Regulation on the Management Board, the Regulation on the Board members' remuneration and procedures for conducting the Company's General Shareholders' Meeting).

Based on the Company's results for nine months of 2004, the shareholders decided to pay dividend of RR 1 per share. The total amount of dividends was RR 5,993 million.

BOARD OF DIRECTORS

The Board of Directors of NLMK determines strategic areas for the Company's development, and bears responsibility for general management of its operations. The Board of Directors has the right to resolve any issues except for those assigned to the exclusive competence of the General Meeting of Shareholders. The Board of Directors guarantees that operations are carried out in accordance with the Charger, Corporate Governance Code and decisions of the General Shareholders' Meeting.

The Board of Directors of NLMK consists of nine members. Board members are elected by the General Shareholders' Meeting for a one-year term. The members of the Board of Directors select the Chairman of the Board of Directors by a majority vote of all members of the Board. NLMK's Board members have access to all information needed to perform their duties. The Company intends to include at least three independent directors in the Board of Directors.

The major issues within the competence of the Board of Directors are:

- prioritization of the Company's lines of activity;
- convening the General Shareholders' Meeting and approving its agenda;
- formation of the Management Board and early termination of its mandate;
- recommendation on the size of dividends on shares and procedures for distribution, use of the Company's reserve capital;
- the Company's interests in other organizations, creation of branches and opening representative offices of the Company;
- approval of major transactions related to acquisitions and divestments;
- approval of documents determining the working procedures of the Company's management bodies.

MEMBERS OF NLMK'S BOARD OF DIRECTORS AS ON DECEMBER 31, 2004

Mr. Vladimir Lisin — Chairman of the Board of Directors
Born in 1956

Mr. Oleg Bagrin
Born in 1974

Mr. Nikolai Gagarin
Born in 1950

Mr. Dmitriy Gindin
Born in 1946

Mr. Oleg Kiselev
Born in 1953

Mr. Mikhail Sagalov
Born in 1974

Mr. Vladimir Skorokhodov
Born in 1951

Mr. Vyacheslav Fedorov
Born in 1966

Mr. Igor Fedorov
Born in 1966

In 2004, the Board of Directors had 17 meetings in which the following major issues were considered:

- approval of NLMK's budget for 2004;
- an increase in the Company's charter capital through issuing additional shares at the expense of the Company's assets;
- opening a representative office of NLMK in Novokuznetsk;
- convening General Shareholders' Meetings of the Company and approval of issues and events related to them;
- approval of the structure of NLMK's Management Board and its members;
- prioritization of the Company's lines of activity.

Mr. Sergei Chelyadin, Director for Property and Securities Management, was approved as the Secretary of NLMK's Board of Directors.

GENERAL DIRECTOR AND MANAGEMENT BOARD

The General Director and the Management Board, a collective executive body, oversee NLMK's day-to-day operations.

The General Director ensures execution of decisions of the General Meeting of Shareholders and the Board of Directors. The competence of the General Director includes the issues of the management of current activity, except for issues assigned to the exclusive competence of the General Shareholders' Meeting and the Board of Directors. The General Directors submits the list of the Management Board members for the approval of the Board of Directors, organizes the Management Board's work, and performs the functions of its Chairman.

The Management Board operates in accordance with the goals and objectives set by the General Shareholders' Meeting. The main goal of the Management Board is to professionally manage the current operations, ensuring the stable profitability of the Company.

MANAGEMENT BOARD AS ON DECEMBER 31, 2004:

Mr. Vladimir Nastich
Chairman of the Management Board — General Director of NLMK
Born in 1953

Mr. Sergei Rakitin — Chief Engineer
Born in 1954

Mr. Valeriy Sukhanov — Deputy General Director for Analysis, Forecasting and Economic Coordination
Born in 1947

Mr. Sergei Chelyadin — Director for Property and Securities Management
Born in 1965

Ms. Galina Aglyamova — Director for Economics and Finance
Born in 1961

Mr. Igor Anisimov — Director for Purchasing
Born in 1965

Mr. Pavel Gorodilov — Director for Sales
Born in 1957

Mr. Anatoliy Koryshev — Director of Repairs plant
Born in 1944

Mr. Alexander Kravchenko — Director for Legal Issues
Born in 1955

Mr. Valeriy Mamyshev — Director for Production
Born in 1941

Mr. Sergei Melnik — Director for Personnel and General Issues
Born in 1961

Mr. Vladislav Smirnov — Deputy General Director for Energy Issues
Born in 1949

Mr. Alexander Sokolov — Director for Accounting — Chief Accountant
Born in 1961

Mr. Vladimir Tretyakov — Director for Information Technologies
Born in 1960

Mr. Pavel Chernov — Director for Technology and Quality
Born in 1947

REVISION COMMITTEE

The Revision Committee supervises the financial and economic activity of the Company. The General Meeting of Shareholders elects its members for one year. Persons involved in the management of the Company may not be members of the Revision Committee.

The Revision Committee acts on the basis of the Company's Charter and coordinates audits of the financial and economic activity of the Company. The objective of the Committee is to obtain sufficient assurance that the activity of the Company complies with effective legislation and does not infringe upon shareholders' rights, and that the Company's accounting and reporting do not contain any material misstatements.

MEMBERS OF NLMK'S REVISION COMMITTEE AS ON DECEMBER 31, 2004

Mr. Valeriy Kulikov
Born in 1963

Mr. Igor Matsak
Born in 1970

Ms. Olga Savushkina
Born in 1951

Ms. Galina Shipilova
Born in 1959

Ms. Natalia Kurasevich
Born in 1961

COMPANY'S MANAGEMENT STRUCTURE


General Shareholder's Meeting
Board of Directors
NLMK's President
General Director of NLMK, Chairman of the Management Board
Chief Engineer, First Deputy General Director
Deputy General Director for Technical Upgrades and Development
Deputy General Director for Public Relations
Deputy General Director for Power Engineering
Deputy General Director for Foreign Relations
Deputy General Director for Analysis, Forecasting and Economic Coordination
Director for Production
Director for Real Estate and Securities Management
Director for Management Strategy and System
Director of the Repairs Plant
Director for Economics and Finance
Director for Sales
Director for Technology and Quality
Director for Legal Issues
IT Director
Director for Construction and Repair Facilities
Director for Human Resources and General Issues
Director for Accounting
Director for Industrial Ecology
Director for Audit
Director for Purchases
Director of Power Division
Director for Medical and Social Issues
Director for Security

SUBSIDIARIES AND ASSOCIATES

Data on subsidiaries and associates of OJSC NLMK as on December 31, 2004

Name	Legal address	OJSC NLMK share in Charter capital, (%)	Main activity
	SUBSIDIARIES		
LLC Lipetsk insurance company Chance	398059, Lipetsk, Nedelina st., 30	100.0%	Insurance activities
LLC Steel	152620, Yaroslavl region, Uglich, Lenina st., 1	100.0%	Supply and sales, trade and purchasing
LLC Trade House NLMK	109240, Moscow, Kotelnicheskaya nab., 1/15, building B	100.0%	Trade of ferrous and non-ferrous metals in internal and external markets
LLC Novolipetskoye	398052, Lipetsk region, village Tyushevka	100.0%	Production and processing of agricultural products
LLC Karamyshevskoye	399077, Lipetsk region, village Karamyshevo	100.0%	Production and processing of agricultural products
Subsidiary Holiday hotel Novolipetsky Metallurg	334886, Ukraine, Sudak, Chekov per., 25	100.0%	Provision of social and cultural services
LLC Larmet	121165, Moscow, Studencheskaya st., 44/28	99.98%	Wholesale trade of metals and metal products
LLC Vimet	398005, Lipetsk, Mira pr., 35a	99.97%	Wholesale supplies of raw materials for metallurgical production
OJSC Dolomit	399854, Lipetsk region, Dankov, Sverdlova st., 1	92.74%	Mining industry
OJSC Tuapsinsky sea commercial port	352800, Krasnodar region, Tuapse, Gorkogo st., 2	69.41%	Cargo handling, servicing of national and foreign vessels
OJSC Stoilensky GOK	309530, Belgorod region, Stary Oskol	96.98%	Open mining and benefication of ferrous metal ore, other mineral raw materials
LLC Independent transport company	119991, Moscow, Leninsky pr., 32a	70.00%	Cargo transportation and other forwarding services
LLC Vtormetsnab NLMK	398040, Lipetsk, Metallurgov square, 2	70.00%	Procurement, processing and sales of scrap iron
OJSC North oil and gas company	105082, Moscow, Spartakovskaya pl, 14, Bld.1	62.00%	Search and exploration of oil and gas fields
LLC Lipetskaya municipal energy company	398001, Lipetsk, Peter the Great square, 4a	51.00%	Electrical and heat energy generation, production, supply and transmission
OJSC Studenovskaya joint stock minimg company	398008, Lipetsk, Gaidar st., 4	88.62%	Mining industry
OJSC Lipetscombank	398600, Lipetsk, Internationalnaya st., 8	50.07%	Banking operations

Name	Legal address	OJSC NLMK's share (%) in the Charter capital	Main actitity
ASSOCIATES			
OJSC Lipetsky gipromez	398600, Lipetsk, Kalinina st., 1	43.4%	Project and exploration works
OJSC Kombinat KMAruda[1]	309182, Belgorod region, Gubkin, Artem st., 2	32.9%	iron-ore extraction and dressing
LLC Neptun	398005, Lipetsk, Admiral Makarov st., 1в, office №35	25.0%	recreative sport services
SUBSIDIARIES OF NLMK'S SUBSIDIARIES[2]			
LLC AvtoKIM-2001	Russia, 121087, Moscow, Bagrationovsky proezd, 7	-	Passenger transportation, development of automobile assembly and automobile repair production
LLC Investment Company LKB-Finance	Russia, 398600, Lipetsk, Internatsionalnaya st., 8	-	Leasing activity, securities market activity
LLC Novolipetsk Insuarance Company	Russia, 398059, Lipetsk, Nedelina st., 30	-	Mandatory and voluntary medical insuarance
LLC Insurance Medical Company Argo-Chance	Russia, 398001, Lipetsk, Sovetskaya st., 7	-	Mandatory medical insurance
LLC Karavella	Russia, Krasnodarsky Region, 352800, Tuapse, Morskoy Bulvar, 2.	-	Hotel services and catering
LLC Nafta (T)	Russia, Krasnodarsky Region, 352800, Tuapse, Maksim Gorky st., 2	-	Processing of ship ballast and oily sewage
OJSC Firm Tuapsegrazhdanstroy	Russia, Krasnodarsky Region, 352800, Tuapse, Gagarin st., 12	-	Industrial and non-industrial construction
OJSC Tuapsinsky Sudoremontny Zavod	Russia, Krasnodarsky Region, 352800, Tuapse, Maksim Gorky st., 11	-	Repair and maintenance of various purpose ships

Notes

1. *As on December 31, 2004 the subsidiary LLC Stal was the owner of 18.0% share in OJSC Combinat KMAruda.*
2. *Control is effected through subsidiaries by means of their ownership of more than 50% of the total votes attributable to their relative share in the Charter capital of such entity.*

SHARE CAPITAL

INFORMATION ON CHARTER CAPITAL, NUMBER OF SHARES, SHARE ISSUES

In May 2004, NLMK additionally issued 5,987,240,000 ordinary shares at par value of RR 1 each. These shares were distributed amongst all shareholders of NLMK in proportion to the number of shares held by the shareholders at the date of the distribution of additional shares. One share gave a shareholder the right to obtain 1,000 additional shares.

On 21 June 2004, NLMK registered amendments to the Company's Charter with regard to an increase in the charter capital of NLMK by issuing additional ordinary registered uncertified shares distributed between the Company's shareholders.

As at 31.12.2004, NLMK's charter capital was RR 5,993,227,240 (five billion nine hundred ninety three million two hundred twenty seven thousand two hundred forty) and consisted of 5,993,227,240 (five billion nine hundred ninety three million two hundred twenty seven thousand two hundred forty) floated ordinary shares with par value of RR 1.

MAJOR SHAREHOLDERS

Data on the Company shareholders as on December 31, 2004

Name	Country of registration	Share in Charter capital of OAO NLMK, %
Silener Management Limited	Cyprus	18.98%
Merobel Investments Limited	Cyprus	18.70%
Ultimex Trading Limited	Cyprus	18.15%
Veft Enterprises Limited	Cyprus	16.31%
Castella Investments Limited	Cyprus	15.94%
ZAO LBK-invest	Russia	7.52%

Information is provided in respect of the shareholders whose equity holding in NLMK is over 5%.

INFORMATION ON SHARE PRICE

Since 5 November 2003, RTS Board has been providing information on indicative quotations of ordinary shares of the issuer (code — nlmk). This data is not an official quotation of securities however it can be used as a basis for calculation of indicative capitalization of the Company.

For the period from 1 January through 31 December 2004, there were 325 transactions with NLMK's shares in RTS Board for a total of USD 21,370.976 thousand. The price of the most recent transaction was USD 0.96.

Additional issue of 5,987,240,000 shares of NLMK with par value of RR 1 was placed on 4 May 2004 through distribution between the Company's shareholders. Since 7 May 2004, as a result of the placement of additional issue of shares, new quotations have been given to NLMK's shares.

NLMK's capitalization, including additional issue of shares, has been calculated since 18 June 2004.

NLMK's capitalization in RTS Board as at 31 December 2004 was USD 5,789,457,514.

NLMK CAPITALIZATION (RTS BOARD)
(RTS BOARD BEFORE 13.01.2005; RTS SINCE 14.01.2005)


USD billion
Source: RTS
Jan.04
Feb.04
Mar.04
Apr.04
May.04
Jun.04
Jul.04
Aug.04
Sep.04
Oct.04
Nov.04
Dec.04
Jan.05
Feb.05
Mar.05

Since 23.11.2004, NLMK's ordinary shares have been included in the list of OJSC RTS Exchange (code NLMKG).

For the period from 23 November through 31 December 2004, there were 105 transactions with NLMK's shares in OJSC RTS Exchange system for a total of RR 18,296,637.The price of the most recent transaction was RR 26.59.

NLMK SHARES IN RTS BOARD BEFORE THE ADDITIONAL ISSUE


USD
Source: RTS
1000
900
800
700
600
500
400
300
Jan.04
Feb.04
Mar.04
Apr.04
Purchase price
Selling price

At 31 December 2004, capitalization of NLMK in OJSC RTS Exchange system was RR 160,678,422,304 (USD 5,790,484,682 at the Central Bank of Russia's exchange rate as at 31.12.2004).

From 14 January 2005, ordinary shares of NLMK (code — NLMK) are included in the Quotation List B of the List of Securities, which are allowed to be traded in RTS Stock Exchange.

NLMK SHARES IN RTS BOARD AFTER THE ADDITIONAL ISSUE (IN RTS BOARD BEFORE 13.01.2005, IN RTS SINCE 14.01.2005)


USD
Source: RTS
1.5
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7
0.6
May.04
Jun.04
Jul.04
Aug.04
Sep.04
Oct.04
Nov.04
Dec.04
Jan.05
Feb.05
Mar.05
Purchase price
Selling price

Capitalization of NLMK in RTS as at 16 March 2005 was USD 8,046 mln.

DIVIDENDS

On 25 June 2004, the General Shareholders' Meeting of NLMK approved the Company's Dividend Policy. The Dividend Policy of NLMK (hereinafter, the "Company" or "NLMK") was developed to clarify the Company's strategy for distribution and use of NLMK's net profits to the shareholders and all interested parties to the maximum extent possible.

The Dividend Policy is aimed at an increase in the fundamental value of the Company with annual distribution of dividends based on the amount of profits and funds required for further development of NLMK. The objective of the Company's dividend policy is to ensure sustainable dividend distributions to the Company's shareholders.

The Company pays dividends provided that:

- the Company has a net income for the reporting period under US GAAP;
- Russian law does not provide for any limitation on dividend distributions;
- the Company maintains stability of its financial position and ensures prospects for further development;
- the Board of Directors gives recommendations on the size of dividend;
- the General Shareholders' Meeting takes a decision to that effect.

Dividends are paid to the Company's shareholders out of the Company's net profits reported in the Russian statutory financial statements.

The amount allocated for dividends should be no less than 15% of the net profit reported in NLMK's US GAAP financial statements.

In future the Board of Directors will seek to pay dividends at no less than 25% of the US GAAP net profit.

The amount of recommended dividends per share is calculated on the basis of the amount of funds committed to dividend distributions and translated at the closing exchange rate of the Central Bank of Russia, and the number of the floated and outstanding shares.

Recommendations of the Company's Board of Directors on the size of dividends are submitted to the shareholders for their final decision. The decision on dividend distribution and the size of dividends is taken by the General Shareholders' Meeting. The amount of dividend may not exceed that recommended by the Board of Directors.

Period for which dividends were declared	9 months 2004	2003	2002
Dividends per share, rbl.	1.00	0.6045	312.5
Number of shares issued on the dividend declaration date, pieces	5 993 227 240	5 993 227 240	5 987 240
Total amount of dividends declared, rbl.	5 993 227 240	3 622 905 867	1 871 012 500

SUGGESTIONS ON PROFIT ALLOCATION

The Board of Directors of OJSC NLMK recommended to the General Shareholders' Meeting to announce dividends based on the 2004 results in the amount of RR 10,787,809,032

Number of issued shares of OJSC NLMK, pieces	5 993 227 240
Dividends per ordinary share with a par value of RR 1, Rbl.	1.8
Total amount of dividends based on 2004 results, Rbl.	10 787 809 032

Given the interim dividends in the amount of RR 1 per ordinary share, declared by the General Shareholders' Meeting in December 2004, an additional amount of RR 0.80 per ordinary share of OJSC NLMK will be paid based on the 2004 results.

The Board of directors recommended to fully allocate the residual profit after dividend payments to the technical upgrading of OJSC NLMK and the implementation of investment programs.

The decisions of the Board were approved by the General Shareholders' Meeting at 20.05.2005

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES
GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

AS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2004, 2003 AND 2002

(WITH REPORT OF INDEPENDENT AUDITORS THEREON)

THE OJSC NLMK MANAGEMENT'S OPINION ON THE GROUP CONSOLIDATED US GAAP FINANCIAL STATEMENTS

The Management's Opinion stated below should be considered as an integral part of these consolidated financial statements of the open joint stock company Novolipetsk Iron and Steel Corporation and its subsidiaries (further – «the Group») prepared in accordance with the accounting principles generally accepted in the United States of America.

The OJSC NLMK management confirms its responsibility for the preparation of the consolidated financial statements of the Group as at and for the years ended December 31, 2004, 2003 and 2002 consisting of balance sheets, statements of income, statements of cash flows, statements of shareholders' equity and comprehensive income and notes to consolidated financial statements.

The Group's consolidated financial statements are subject to an independent audit which confirms its compliance with the accounting principles generally accepted in the United States of America. Independent audit is held by the international company PricewaterhouseCoopers. While conducting their audits, independent auditors have access to the financial and other documents and also implement other tests needed to achieve sufficient confidence for expressing an opinion that the consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America.

Companies of the Group have an operating system of internal financial control, which major goal is to provide:

- the most effective organization of accounting;
- compliance with current legislation requirements;
- safety of property and other assets.

On the completion of the internal and external control procedures, the appropriate reports were given to the Group's management, confirming fair presentation of the financial position, results of operations and cash flows of the Group in the consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America.

General Director		**Chief Accountant**	
Nastich V.P.	[signature]	**Sokolov A.A.**	[signature]

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bldg. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS OF OPEN JOINT STOCK COMPANY NOVOLIPETSK IRON AND STEEL CORPORATION

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company Novolipetsk Iron and Steel Corporation and its subsidiaries (the "Group") as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and stockholders' equity and comprehensive income for the years then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Group as of December 31, 2002 and for the year then ended were audited by other independent auditors whose report dated June 9, 2003 expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the consolidated financial statements, the cost of certain property, plant and equipment was determined with the assistance of an independent appraiser, who provided US dollar estimates of the fair value of the Group's property, plant and equipment.

In our opinion, except for the effects of using the appraisal to determine the carrying value for certain property, plant and equipment as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers

Moscow, Russian Federation
April 15, 2005

OJSC NLMK
Consolidated balance sheets
as at December 31, 2004, 2003 and 2002
(All amounts in thousands of US dollars, except for share data)

	Note	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
ASSETS				
Current assets				
Cash and cash equivalents	4	1,348,615	729,641	382,957
Short-term investments	6	21,153	180,797	44,487
Accounts receivable, net	7	588,562	377,746	266,199
Inventories, net	8	475,303	301,303	210,628
Other current assets, net	9	148,748	63,336	32,242
Restricted cash	5	5,094	23,104	7,515
		2,587,475	1,675,927	944,028
Non-current assets				
Long-term investments	6	51,425	39,925	71,164
Property, plant and equipment, net	10	2,257,628	1,332,579	1,167,714
Intangible assets, net	11	21,594	-	-
Goodwill	11	179,815	-	-
Other non-current assets, net	9	67,984	36,834	16,080
		2,578,446	1,409,338	1,254,958
Total assets		5,165,921	3,085,265	2,198,986
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable and other liabilities	12	455,042	251,687	154,105
Current income tax liability		78,638	23,032	17,106
Short-term capital lease liability		232	6,114	1,727
		533,912	280,833	172,938
Non-current liabilities				
Long-term capital lease liability		313	11,563	2,468
Deferred income tax liability	16	305,472	159,716	15,523
Other long-term liabilities	13	19,946	6,593	3,988
		325,731	177,872	21,979
Total liabilities		859,643	458,705	194,917
Commitments and contingencies	25	-	-	-
Minority interest	14	85,787	16,652	12,891
Stockholders' equity				
Common stock, 1 Russian ruble par value — 5,993,227,240, 5,987,240 and 5,987,240 shares issued and outstanding at December 31, 2004, 2003 and 2002	15	221,173	14,440	14,440
Statutory reserve	15	10,267	32	32
Additional paid-in capital		680	680	680
Other comprehensive income		242,387	27,672	3,723
Retained earnings		3,745,984	2,567,084	1,972,303
		4,220,491	2,609,908	1,991,178
Total liabilities and stockholders' equity		5,165,921	3,085,265	2,198,986

The consolidated financial statements as set out on pages 76 to 110 were approved on April 15, 2005.

General Director
Nastich V.P.

Chief Accountant
Sokolov A.A.

The accompanying notes constitute an integral part of these consolidated financial statements

OJSC NLMK
Consolidated statements of income
for the years ended December 31, 2004, 2003 and 2002
(All amounts in thousands of US dollars, except for earnings per share amounts)

	Note	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002
Sales revenue	22	4,538,686	2,468,022	1,711,657
Cost of sales				
Production cost		(1,888,702)	(1,293,330)	(950,058)
Depreciation and amortization		(243,656)	(157,809)	(146,327)
		(2,132,358)	(1,451,139)	(1,096,385)
Gross profit		2,406,328	1,016,883	615,272
General and administrative expenses		(92,517)	(69,524)	(37,655)
Selling expenses		(57,839)	(40,760)	(32,072)
Taxes other than income tax		(33,108)	(24,325)	(33,632)
Operating income		2,222,864	882,274	511,913
Loss on disposals of property, plant and equipment		(12,231)	(7,949)	(8,895)
Gain / (loss) on investments		165,174	12,136	(2,675)
Interest income		50,069	33,633	14,218
Interest expense		(12,296)	(7,344)	(3,386)
Foreign currency exchange loss, net		(39,101)	(42,999)	(18,247)
Other income / (expense), net		(10,477)	11,983	(26,054)
Income before income tax and minority interest		2,364,002	881,734	466,874
Income tax	16	(572,221)	(223,035)	(129,699)
Income before minority interest		1,791,781	658,699	337,175
Minority interest	14	(19,280)	(2,243)	1,243
Net income		1,772,501	656,456	338,418
Income from continuing operations per share (US dollars)				
basic and diluted		0.2958	0.1095	0.0565
Net income per share (US dollars)				
basic and diluted	17	0.2958	0.1095	0.0565

The accompanying notes constitute an integral part of these consolidated financial statements

OJSC NLMK
Consolidated statements of cash flows
for the years ended December 31, 2004, 2003 and 2002
(thousands of US dollars)

	Note	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income		1,772,501	656,456	338,418
Adjustments to reconcile net income to net cash provided by operating activities:				
Minority interest	14	19,280	2,243	(1,243)
Depreciation and amortization		243,656	157,809	146,327
Loss on disposals of property, plant and equipment		12,231	7,949	8,895
(Gain) / loss on investments		(165,174)	(12,136)	2,675
Deferred income tax benefit	16	(35,945)	(13,498)	(4,257)
Other movements		2,096	(19,342)	19,116
Changes in operating assets and liabilities				
Increase in accounts receivables		(158,628)	(86,853)	(25,098)
Increase in inventories		(132,375)	(71,038)	(5,646)
Decrease / (increase) in other current assets		331	328	(19,717)
Increase in loans provided by the subsidiary bank		(86,501)	(44,357)	(12,420)
Increase in accounts payable and other liabilities		146,731	86,360	43,524
Increase in current income tax payable		51,140	4,390	6,840
Net cash provided by operating activities		1,669,343	668,311	497,414
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisitions of subsidiaries, net of cash acquired of $38,109	21	(173,856)	-	-
Proceeds from sale of property, plant and equipment		8,352	15,677	846
Purchases and construction of property, plant and equipment		(269,459)	(239,279)	(153,632)
Loans given	6	-	-	(85,000)
Repayments of loans given	6	-	-	13,987
Proceeds from sale of investments		518,866	17,650	15,121
Purchase of investments		(185,594)	(187,590)	(7,106)
Movement of restricted cash		3,378	(15,589)	(6,015)
Net cash used in investing activities		(98,313)	(409,131)	(221,799)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from borrowings and notes payable		2,545	470	3,576
Repayment of borrowings and notes payable		(22,161)	(930)	(87,925)
Proceeds from issuance of additional stock in subsidiaries to minority stockholders		-	388	3,727
Capital lease payments		(40,818)	(6,648)	(565)
Payments to controlling shareholders for common control transfer of interests in a new subsidiary, net of cash of $1,070 received in transferred subsidiary	21	(635,383)	-	-
Payments to controlling shareholders for common control transfers of interests in existing subsidiaries	24	(2,617)	-	-
Repayment of loan by controlling shareholders	24	-	71,415	-
Proceeds from controlling shareholders for sale of investments	24	5,554	38,104	-
Dividends to shareholders		(332,817)	(61,675)	-
Net cash provided by / (used in) financing activities		(1,025,697)	41,124	(81,187)
Net increase in cash and cash equivalents		545,333	300,304	194,428
Effect of exchange rate changes on cash and cash equivalents		73,641	46,380	-
Cash and cash equivalents at the beginning of the year	4	729,641	382,957	188,529
Cash and cash equivalents at the end of the year	4	1,348,615	729,641	382,957

The accompanying notes constitute an integral part of these consolidated financial statements

OJSC NLMK
Consolidated statements of cash flows
for the years ended December 31, 2004, 2003 and 2002
(thousands of US dollars)

	Note	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Income tax		479,732	190,810	107,667
Interest		12,002	7,369	3,025
Non cash operating activities:				
Offset of income tax payable with VAT receivable		76,251	41,333	18,820
Non cash investing activities:				
Capital lease liabilities incurred	18	19,920	17,059	4,760
Reclassification of restricted cash to long-term investments	5	15,000	-	-
Non cash investing and financing activities as a result of:				
Transfers of subsidiary interests from common control parties reflected as capital contribution, net of cash received of $1,070	21	597,665	-	-
Fair value of net assets acquired from third parties in new subsidiaries, net of cash acquired of $38,109 in OJSC TMTP and its subsidiaries	21	173,856	-	-

OJSC NLMK
Consolidated statements of stockholders' equity and comprehensive income for the years ended December 31, 2004, 2003 and 2002
(thousands of US dollars)

	Note	Common stock	Statutory reserve	Preferred stock	Additional paid-in capital	Other comprehensive income	Retained earnings	Total stockholders' equity
Balance at December 31, 2001		14,435	32	5	680	2,986	1,633,885	1,652,023
Net income		-	-	-	-	-	338,418	338,418
Conversion of preferred shares into ordinary shares		5	-	(5)	-	-	-	-
Other comprehensive income:								
Net unrealized gain on a change in valuation of investments		-	-	-	-	737	-	737
Balance at December 31, 2002		14,440	32	-	680	3,723	1,972,303	1,991,178
Net income		-	-	-	-	-	656,456	656,456
Dividends to shareholders	15	-	-	-	-	-	(61,675)	(61,675)
Other comprehensive income:								
Net unrealized loss on a change in valuation of investments		-	-	-	-	(2,390)	-	(2,390)
Deferred income tax liability effect	2(b)	-	-	-	-	(145,133)	-	(145,133)
Cumulative translation adjustment	2(b)	-	-	-	-	171,472	-	171,472
Balance at December 31, 2003		14,440	32	-	680	27,672	2,567,084	2,609,908
Net income		-	-	-	-	-	1,772,501	1,772,501
Stock split	15	206,733	-	-	-	-	(206,733)	-
Increase in statutory reserve	15	-	10,235	-	-	-	(10,235)	-
Dividends to shareholders	15	-	-	-	-	-	(338,915)	(338,915)
Transfers of subsidiary interests from controlling shareholders	21	-	-	-	-	-	598,735	598,735
Payments to controlling shareholders for common control transfer of subsidiary interests	21	-	-	-	-	-	(636,453)	(636,453)
Other comprehensive income:								
Net unrealized gain on a change in valuation of investments		-	-	-	-	66	-	66
Cumulative translation adjustment	2(b)	-	-	-	-	214,649	-	214,649
Balance at December 31, 2004		221,173	10,267	-	680	242,387	3,745,984	4,220,491

The accompanying notes constitute an integral part of these consolidated financial statements

1 BACKGROUND

Open joint stock company Novolipetsk Iron and Steel Corporation (the "Parent Company") and its subsidiaries (together — the "Group") is one of the largest iron and steel holdings in the Russian Federation with facilities that allow the Group to operate an integrated steel production cycle. The Parent Company is a Russian Federation open joint stock company in accordance with the Civil Code of the Russian Federation. The Parent Company was originally established as a State owned enterprise in 1934 and was privatized in the form of an open joint stock company on January 28, 1993. On August 12, 1998 the Parent Company's name was re-registered as an open joint stock company in accordance with the Law on Joint Stock Companies of the Russian Federation.

The Group's principal activity is the production and sale of ferrous metals, primarily consisting of pig iron, steel slabs, hot rolled steel, cold rolled steel, galvanized cold rolled sheet and cold rolled sheet with polymeric coatings. These products are sold both in the Russian Federation and abroad. The Group also operates in the mining and has relatively insignificant interests in the financial and seaport segments (Note 22).

The Group's main operations are in the Lipetsk region of the Russian Federation and are subject to the legislative requirements of both the Russian Federation and the Lipetsk regional authorities.

The Group's primary subsidiaries, located in Lipetsk and other regions of the Russian Federation, comprise:

- Mining companies OJSC Stoilensky GOK (acquired in 2004), OJSC Combinat KMAruda, OJSC StAGDoK and OJSC Dolomite. The principal activity of these companies is mining and processing of iron-ore raw concentrate, fluxing limestone and metallurgical dolomite.
- Transport company OJSC Tuapse Trade Seaport ("OJSC TMTP") and its subsidiaries (acquired in 2004). The principal business activity of OJSC TMTP is cargo loading and unloading, transshipment of cargo to sea transport and vice versa.
- Trading companies LLC Stahl, LLC Vimet, LLC Larmet and LLC Trading House NLMK. The principal activity of the trading companies is the purchase of raw materials for the Group's metallurgical production and the sale of metal products.
- The commercial bank OJSC Lipetskcombank. The bank possesses a general banking license issued by the Central Bank of the Russian Federation, a license for foreign currency operations and a license for brokerage activity. The bank provides banking services to commercial and retail customers and other Group companies.
- The insurance company LLC LIS Chance and its subsidiaries. The principal business activities of these companies is corporate property insurance, voluntary medical insurance, vehicle insurance and public liability insurance to commercial and retail customers and other Group companies.

2 BASIS OF PREPARATION

(a) STATEMENT OF COMPLIANCE

The Group maintains its accounting records in accordance with the legislative requirements of the Russian Federation. The accompanying consolidated financial statements have been prepared from those accounting records and adjusted as necessary to comply, in all material respects, with the requirements of accounting principles generally accepted in the United States of America ("US GAAP").

(b) FUNCTIONAL AND REPORTING CURRENCY

The accounting records of the Group are maintained in Russian rubles and the Parent Company prepares its statutory financial statements and reports in that currency to its stockholders in accordance with the laws of the Russian Federation.

The Group's functional currency is considered to be the Russian ruble. The accompanying consolidated financial statements have been prepared using the US dollar as the Group's reporting currency. The translation into US dollars has been performed in accordance with the provisions of SFAS No. 52, *Foreign Currency Translation*.

(thousands of US dollars)

2 BASIS OF PREPARATION (continued)

Prior to January 1, 2003, the Russian economy was considered hyperinflationary. In accordance with SFAS No. 52's requirements applicable to hyperinflationary market economies, monetary assets and liabilities originally denominated in US dollars were stated at their original US dollars amounts. Monetary assets and liabilities denominated in other currencies were translated into US dollars using the exchange rate ruling at the balance sheet date. Non-monetary assets and liabilities, which were denominated in currencies other than US dollars, were translated into US dollars at the exchange rates in effect as at the date of the transaction. Income and expenses, which were earned or incurred in currencies other than US dollars, were translated into US dollars using a basis that approximates the rate of exchange ruling at the date of the transaction. Gains and losses arising from the translation of assets and liabilities into US dollars were reflected in the consolidated statement of income as foreign currency exchange gains and losses.

The Russian economy ceased to be considered hyperinflationary as of January 1, 2003. At January 1, 2003, the monetary and non-monetary assets and liabilities of the Group as well as the related stockholders' equity balance were translated into Russian rubles at the current exchange rate prevailing at January 1, 2003. This translation established a new functional currency basis for the Group. For periods subsequent to January 1, 2003, the functional currency of the consolidated financial statements (Russian rubles) are translated into the reporting currency (US dollars) utilizing period-end exchange rates for assets and liabilities, period average exchange rates for consolidated income statement accounts and historic rates for equity accounts in accordance with the relevant provisions of SFAS No. 52. As a result of these translation procedures, a cumulative translation adjustment of $214,649 and $171,472 as at December 31, 2004 and 2003, respectively, which accounts for such translation gains and losses, recorded directly in stockholders' equity. No cumulative translation adjustment was recorded for the period during which the Russian economy was considered hyperinflationary.

The deferred income tax effect of $145,133 resulting from the change in functional currency was recorded directly in stockholders' equity as at January 1, 2003.

The Central Bank of the Russian Federation's closing rates of exchange at December 31, 2004, 2003 and 2002 were 1 US dollar to 27.7487, 29.4545 and 31.7844 Russian rubles, respectively. The annual weighted average exchange rates were 28.8150, 30.6877 and 31.3474 Russian rubles to 1 US dollar for the years ended December 31, 2004, 2003 and 2002, respectively.

(c) CONSOLIDATION PRINCIPLES

These consolidated financial statements include all majority-owned and controlled subsidiaries of the Group. All significant inter-company accounts and transactions have been eliminated.

3 SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies have been applied in the preparation of the consolidated financial statements. These accounting policies have been consistently applied by the Group from one reporting period to another with the exception of newly adopted accounting pronouncements.

(a) USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. Estimates are used when accounting for certain items such as allowances for doubtful accounts; employee compensation programs; depreciation and amortization lives; property, plant, and equipment valuation allowances; asset retirement obligations; legal and tax contingencies; inventory values; valuations of investments and determining when investment impairments are other than temporary; goodwill; assets and liabilities assumed in a purchase business combinations and deferred tax assets, including valuation allowances. Estimates are based on historical experience, where applicable, and other assumptions that management believes are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash balances, cash on current accounts with banks, bank deposits and other highly liquid short-term investments with original maturities of less than three months.

(c) RESTRICTED CASH

Restricted cash comprise funds legally or contractually restricted as to withdrawal.

(d) ACCOUNTS RECEIVABLE

Receivables are stated at cost less an allowance for doubtful debts. Management quantifies this allowance based on current information regarding the customers' ability to repay their obligations. Amounts previously written off which are subsequently collected are recognized as income.

(e) VALUE ADDED TAX

Value added tax related to sales and services rendered is payable to the tax authorities upon the collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. VAT related to sales / purchases and services rendered / used which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. Where allowance has been made for doubtful debts, loss is recorded for the gross amount of the debtor, including VAT.

(f) INVENTORIES

Inventories are stated at the lower of acquisition cost inclusive of completion expenses or market value. Inventories are released to production or written off otherwise at average cost. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads.

The provision for obsolescence is calculated on the basis of slow-moving and obsolete inventories analysis. Such items are provided for in full.

(g) INVESTMENTS IN MARKETABLE DEBT AND EQUITY SECURITIES

Marketable debt and equity securities consist of investments in corporate debt and equity securities where the Group does not exert control or significant influence over the investee. The Group classifies marketable debt and equity securities using three categories: trading, held-to-maturity and available-for-sale. The specific identification method is used for determining the cost basis of all such securities.

Trading securities

Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are carried in the consolidated balance sheet at their fair value. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income.

Held-to-maturity securities

Held-to-maturity securities are those securities which the Group has the ability and intent to hold until maturity. Such securities are recorded at amortized cost.

Premiums and discounts are amortized and recorded in the consolidated statement of income over the life of the related security held-to-maturity, as an adjustment to yield using the effective interest method.

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

Available-for-sale securities

All marketable securities not included in trading or held-to-maturity are classified as available-for-sale.

Available-for-sale securities are recorded at their fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and reported as a separate component of accumulated other comprehensive income in the stockholders' equity until realized. Realized gains and losses from the sale of available for sale securities, less tax, are determined on a specific identification basis. Dividend and interest income are recognized when earned.

(h) INVESTMENTS IN ASSOCIATES AND NON-MARKETABLE SECURITIES

Investments in associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. Investments in associates are accounted for using the equity method of accounting. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates from the date that significant influence effectively commences until the date that significant influence effectively ceases.

Investments in non-marketable securities

Investments in non-marketable securities where the Group does not exercise control or significant influence over the investee are carried at cost less provisions for any other than temporary diminution in value. Provisions are calculated for the investments in companies which are experiencing significant financial difficulties for which recovery is not expected within a reasonable period in the future, or under bankruptcy proceedings.

(i) PROPERTY, PLANT AND EQUIPMENT

Owned assets

Items of property, plant and equipment are stated at acquisition cost less accumulated depreciation and impairment losses (Note 3(k)). The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads.

Property, plant and equipment also includes assets under construction and plant and equipment awaiting installation.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases that meet the definition of capital leases under the requirements of SFAS No. 13, *Accounting for Leases*, are classified accordingly. Plant and equipment acquired by way of capital lease are stated at the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer below) and impairment losses (Note 3(k)).

Subsequent expenditures

Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, are capitalized with the carrying amount of the component subject to depreciation. Other subsequent expenditures are capitalized only when they increase the future economic benefits embodied in an item of property, plant and equipment. All other expenditures are recognized as expenses in the consolidated statement of income as incurred.

(thousands of US dollars)

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

Capitalized interest

Interest is capitalized in connection with the construction of major production facilities. The capitalized interest is recorded as part of the asset to which it relates, and is depreciated over the asset's useful life.

Mineral rights

Mineral rights acquired in business combinations are recorded in accordance with provisions of SFAS No. 141, *Business Combinations*, at their fair values at the date of acquisition, based on their appraised fair value. The Group reports mineral rights as a separate component of property, plant and equipment in accordance with the consensus reached by Emerging Issues Task Force on Issue No. 04-2, *Whether Mineral Rights Are Tangible or Intangible Assets.*

Depreciation

Depreciation is charged on a straight-line basis over the estimated useful lives of the individual assets. Plant and equipment under capital leases and subsequent capitalized expenses are depreciated on a straight-line basis over the estimated useful life of the individual assets. Depreciation commences from the time an asset is put into operation. Depreciation is not charged on assets to be disposed of or land. The range of estimated useful lives is as follows:

Buildings and land and buildings improvements	20 – 45 years
Machinery and equipment	2 – 40 years
Vehicles	5 – 25 years

Mineral rights are amortized using the straight-line basis over the license term given approximately even production during the period of license.

(j) GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Group adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002. Under SFAS No. 142 goodwill and intangible assets with indefinite useful lives are no longer amortized as they were prior to 2002, but are instead subject to impairment test at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment.

Under SFAS No. 142, goodwill is assessed for impairment by using the fair value based method. The group determines fair value by utilizing discounted cash flows. The impairment test required by SFAS No. 142 includes a two-step approach. Under the first step, companies must compare fair value of a "reporting unit" to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, step two is required to determine if goodwill is impaired.

Under step two, the amount of goodwill impairment is measured by the amount, if any, that the reporting unit's goodwill carrying value exceeds its "implied" fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of all tangible and intangible net assets of the reporting unit (both recognized and unrecognized) from the fair value of the reporting unit (as determined in the first step).

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

The Group performs the required annual goodwill impairment test at the end of each calendar year.

The excess of the fair value of net assets acquired over purchase cost is determined as negative goodwill, and is allocated to the acquired non-current assets, except for deferred taxes, if any, until they are reduced to zero.

Intangible assets that have limited useful lives are amortized on a straight-line basis over the shorter of their useful or legal lives.

(k) IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment, mineral rights and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset, generally determined by reference to the discounted future cash flows. Assets held for sale that meet certain criteria are measured at the lower of their carrying amount or fair value less cost to sell.

(l) PENSION AND POST RETIREMENT BENEFITS OTHER THAN PENSIONS

The Group follows the Pension and Social Insurance legislation of the Russian Federation, which requires contributions to the Russian Federation Pension Fund by the employer calculated as a percentage of current gross salaries. Such contributions are expensed as incurred.

The Parent Company and some other Group companies have an agreement with a non-Government pension fund (the "Fund") in accordance with which contributions are made on a monthly basis. Contributions are calculated as a certain fixed percentage of the employees' salaries. These pension benefits are accumulated in the Fund during the employment period and distributed by the Fund subsequently. As such, all these benefits are considered as made under a defined contribution plan and are charged to expense as incurred. Accordingly, the Group has no long-term commitments to provide funding, guarantees, or other support to the Fund.

In addition, lump sum benefits are paid to employees of a number of the Group's companies on retirement depending on the employment period and the salary level of the individual employee. The scheme is considered as a defined benefit plan. The expected future obligations to the employees are assessed by the Group's management and accrued in the consolidated financial statements, however these are not material.

(m) ASSET RETIREMENT OBLIGATIONS

In July 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is measured on the basis of its present value for each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The Group's land, buildings and equipment are subject to the provisions of this statement. Based on the current requirements under the laws of the Russian Federation and various contractual agreements associated with these assets, the Group has no material commitments related to the retirement of its long-lived assets.

(n) LONG-TERM BORROWINGS

Long-term borrowings are recognized initially at cost. Subsequent to the initial recognition, long-term borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statement of income over the period of the borrowings.

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

When borrowings are repurchased or settled before maturity, any difference between the amount received and the carrying amount is recognized immediately in the consolidated statement of income.

(o) COMMITMENTS AND CONTINGENCIES

Contingent liabilities, including environmental remediation costs, arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability can be assessed and the amount of the assessment and / or remediation can be reasonably estimated.

Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Group companies accrue expenses associated with environmental remediation obligations when such expenses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change.

(p) INCOME TAX

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when a different tax rate is enacted.

Pursuant to the provisions of SFAS No. 109, *Accounting For Income Taxes*, the Group provides valuation allowances for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Prior to January 1, 2003, when Russia was deemed to be hyperinflationary and as a result of remeasuring its financial statements the Group did not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities that, under SFAS No. 52, are re-measured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates and indexing for tax purposes. This treatment was in accordance with the requirements of SFAS No. 109.

The deferred tax effect associated with the temporary differences that arose from the change in the functional currency of the Group (from the US dollar to the Russian ruble) when Russia ceased to be considered highly inflationary on January 1, 2003, was reflected as an adjustment to the cumulative translation adjustment component of accumulated other comprehensive income on January 1, 2003.

(q) DIVIDENDS

Dividends are recognized as a liability in the period in which they are declared.

(r) REVENUE RECOGNITION

Goods sold

Revenue from the sale of goods is recognized in the consolidated statement of income when there is a firm arrangement, the price is fixed and determinable, delivery has occurred, and collectibility is reasonably assured.

Interest income

Interest income is recognized in the consolidated statement of income as it is earned.

(thousands of US dollars)

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) EXPENSES

Operating lease payments

Operating leases are recognized as an expense in the consolidated statement of income as incurred.

Interest expense

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of interest expense, except for interest which is incurred on construction projects and capitalized (Note 3(i)).

(t) NON-CASH TRANSACTIONS

Non-cash settlements represent offset transactions between customers and suppliers, when exchange equivalent is defined and goods are shipped between the parties without exchange of cash.

The related sales and purchases are recorded in the same manner as cash transactions. The fair market value for such transactions is based on the value of similar transactions in which monetary consideration is exchanged with a third party.

Purchases of property, plant and equipment under capital lease arrangements are also recognized as non-cash transactions.

(u) RECENT ACCOUNTING PRONOUNCEMENTS

In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*. The interpretation requires entities to record a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The term "conditional asset retirement obligation" refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation shall be effective no later than December 31, 2005 and early adoption is encouraged. The Group believes that the adoption of this interpretation in 2005 will not have a material impact on its consolidated financial statements.

Consolidation of variable interest entities

In December 2003, the FASB issued Interpretation No. 46R, *Consolidation of Variable Interest Entities*, which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains and losses from changes in the value of the variable interest entity's assets and liabilities.

Variable interests may arise from financial instruments, service contracts and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements.

The Group adopted the Interpretation in 2004. The adoption of FIN 46R had no material impact on the Group's consolidated financial statements.

(thousands of US dollars)

3 SIGNIFICANT ACCOUNTING POLICIES (continued)

(v) SEGMENT REPORTING

According to SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, segment reporting follows the internal organizational and reporting structure of the Group. The Group's organization comprises two reportable segments:

- Steel segment, comprising production and sales of steel products, primarily pig iron, steel slabs, hot rolled steel, cold rolled steel, galvanized cold rolled sheet and cold rolled sheet with polymeric coatings,
- Mining segment, comprising mining, processing and sales of iron ore, fluxing limestone and metallurgical dolomite, which supplies raw materials to the steel segment and third parties,

and other segments, not reported separately in the consolidated financial statements.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

(w) RECLASSIFICATIONS

Certain amounts in previously issued consolidated financial statements have been reclassified to conform to the current period presentation.

4 CASH AND CASH EQUIVALENTS

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Cash – Russian rubles	269,860	26,927	38,056
Cash – foreign currency	2,437	164,659	841
Deposits – Russian rubles	39,822	98,457	13,552
Deposits – US dollars	709,457	435,601	128,500
Deposits – Euro	310,782	3,000	-
Cash in trust – foreign currency	-	-	197,900
Other cash equivalents	16,257	997	4,108
	1,348,615	**729,641**	**382,957**

Other cash equivalents as at December 31, 2004 include a deposit of $16,217 made as a mandatory condition of participation in a privatization tender and recovered by the Group on the completion of the tender in February 2005.

Cash in trust as at December 31, 2002 represents cash transferred by the Group in 2002 into a cash management account in a Russian bank with foreign shareholders. This cash was available at the Group's call.

Long-term irrevocable letters of credit in the amount of $16,642 and $51,747 as at December 31, 2004 and 2003, respectively, issued for the construction and acquisition of property, plant and equipment, were included in non-current assets and classified as advances for construction and acquisition of property, plant and equipment (Note 10).

5 RESTRICTED CASH

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Obligatory cash reserves	5,094	8,104	7,515
Long-term bank deposit	-	15,000	-
	5,094	**23,104**	**7,515**

(thousands of US dollars)

5 RESTRICTED CASH (continued)

Restricted cash balances as at December 31, 2004, 2003 and 2002 include obligatory cash reserves, placed with the Central Bank of the Russian Federation by the subsidiary bank in accordance with statutory requirements applicable to credit institutions.

Restricted cash balance as at December 31, 2003 includes a US dollar denominated 6.5% bank deposit with a maturity date of October 2006. The Group pledged this deposit as a guarantee for a related party obligation to a third party (Note 24). In 2004 the contract of pledge was discontinued due to the termination of the underlying obligation. The deposit was recorded within long-term investments as at December 31, 2004 (Note 6(f)).

6 INVESTMENTS

Balance sheet classification of investments:

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Short-term investments and current portion of long-term investments	21,153	180,797	44,487
Long-term investments	51,425	39,925	71,164
Total investments	**72,578**	**220,722**	**115,651**

(a) TRADING SECURITIES

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Investments in shares	-	158,280	-
Corporate bonds	-	3,378	-
Eurobonds	-	9,630	-
Other	1,469	1,146	1,232
	1,469	**172,434**	**1,232**

Investments in shares are represented by the securities of companies which are listed on the Russian Trade System.

The income generated from trading securities for the years ended December 31, 2004, 2003 and 2002 amounts to $162,874, $8,436 and nil, respectively. The Group's return on such investments is affected by the operating environment of the Group (Note 23(a)).

(b) AVAILABLE-FOR-SALE SECURITIES

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Russian government and other bonds with annual coupon rates ranging from 3% to 9.4%			
Acquisition cost	2,216	905	921
Gross unrealized gains	1,784	1,718	3,723
Deposit certificates with interest rates ranging from 5.2% p.a. to 20% p.a.	35,817	29,304	6,844
Fair value	**39,817**	**31,927**	**11,488**

(thousands of US dollars)

6 INVESTMENTS (continued)

The maturities of debt securities classified as available-for-sale as at December 31, 2004, 2003 and 2002 are presented below.

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Due within one year	19,684	8,363	5,151
Due in one to five years	18,619	20,898	4,018
Due after five years	1,514	2,666	2,319
	39,817	31,927	11,488

Russian Government bonds with a face value of $2,908, $2,908 and $3,180 as at December 31, 2004, 2003 and 2002, respectively, are pledged to secure the redemption of the Parent Company's promissory notes issued in 2000. These promissory notes are denominated in Russian rubles and mature in 2008.

(c) INVESTMENTS IN ASSOCIATES

	As at December 31, 2004 Ownership	As at December 31, 2003 Ownership	As at December 31, 2002 Ownership	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
CJSC Korpus	-	40.00%	40.00%	-	3,232	3,042
CJSC Stalconverst	-	36.80%	36.80%	-	2,130	1,974
OJSC AKB Lipetskcredit	-	22.19%	22.19%	-	1,116	1,034
OJSC Avron	-	26.70%	26.70%	-	406	376
OJSC Lipetsky Gipromez	43.44%	43.44%	43.44%	8	8	7
				8	**6,892**	**6,433**
Provision for other than temporary diminution in value				-	(3,652)	(3,384)
				8	3,240	3,049

During the year ended December 31, 2004 the Group sold its share in CJSC Korpus to a related party for the consideration of $3,124 (Note 24).

During the year ended December 31, 2004 the Group's associates CJSC Stalconverst, OJSC AKB Lipetskcredit and OJSC Avron were recognized as bankrupts and liquidated. The Group's investments in these associates were fully provided at December 31, 2003 and 2002.

(thousands of US dollars)

6 INVESTMENTS (continued)

(d) NON-MARKETABLE SECURITIES

	As at December 31, 2004 Ownership	As at December 31, 2003 Ownership	As at December 31, 2002 Ownership	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Non-marketable securities, net of current portion:						
OJSC Lebedinsky GOK	11.96%	11.96%	11.96%	9,808	9,240	8,546
OJSC Yakovlevsky rudnik	-	9.48%	9.48%	-	5,797	5,372
OJSC Lipetskenergo	14.11%	12.21%	12.21%	3,388	2,268	2,102
OJSC Lipetskoblgaz	19.40%	19.40%	19.40%	738	695	644
OJSC Almetievsky Pipe Plant	-	14.53%	14.53%	-	557	516
OJSC Moscow Pipe Plant Filit	-	12.00%	12.00%	-	423	392
Other				1,686	708	1,659
				15,620	**19,688**	**19,231**
Provision for other than temporary diminution in value				(336)	(6,567)	(6,144)
				15,284	13,121	13,087
Current portion of non-marketable securities:						
OJSC Coal Mining Company Kuzbassugol	-	-	17.70%	-	-	39,787
Provision for other than temporary diminution in value				-	-	(1,683)
				-	-	38,104
Total non-marketable securities				15,284	13,121	51,191

During the year ended December 31, 2003 the Group sold its share in OJSC Coal Mining Company Kuzbassugol for the consideration of $38,104 to a related party. During the year ended December 31, 2004 the Group sold its share in OJSC Moscow Pipe Plant Filit and OJSC Almetievsky Pipe Plant to related parties for the consideration of $466 and $1,301, respectively. In 2004 the Group also sold its investments in other non-marketable securities for the total consideration of $663 to related parties (Note 24).

In 2004 the Group acquired 1.9% of OJSC Lipetskenergo from a related party for the consideration of $944 (Note 24).

During the year ended December 31, 2004 OJSC Yakovlevsky rudnik was recognized as a bankrupt and liquidated. The respective Group's investment was fully provided at December 31, 2003 and 2002.

(thousands of US dollars)

6 INVESTMENTS (continued)

(e) LOANS GIVEN

The balance of the long-term loan of $48,691 as at December 31, 2002 represented the amortized cost of a Russian ruble denominated interest free loan originally payable before December 31, 2004. The loan was provided to the third party for the acquisition of shares of the Parent Company.

At the date of issue the long-term loan of $85,000 was accounted for at its fair value. The fair value of the loan was calculated based on an annual commercial interest rate of 19% at the date of issue and an assumption that the loan will be repaid at the end of 2004.

The difference between the face value of the loan and its fair value of $56,348 in the amount of $28,652 (representing interest income to be recognized in future periods) and current period interest income of $8,108 were recognized in the consolidated statement of income for the year ended December 31, 2002. In 2002, a portion of the loan of $13,987 was repaid.

In 2002 the borrower became a minority shareholder of the Parent Company. In 2003 the borrower was acquired by the controlling shareholders of the Parent Company and the loan was fully repaid. A gain on the early repayment of the loan in the amount of $20,984 was recognized in the consolidated statement of income for the year ended December 31, 2003.

(f) LONG-TERM BANK DEPOSITS

Long-term bank deposits amounted to $16,000 as at December 31, 2004. The long-term bank deposit of $15,000 was recorded within restricted cash as at December 31, 2003 (Note 5). There were no long-term bank deposits as at December 31, 2002.

7 ACCOUNTS RECEIVABLE

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Trade accounts receivable	357,948	245,404	165,293
Advances given to suppliers	57,260	23,834	15,225
Taxes receivable	157,736	95,634	74,825
Accounts receivable from employees	1,192	896	968
Other accounts receivable	22,765	18,556	16,377
	596,901	**384,324**	**272,688**
Allowance for doubtful debts	(8,339)	(6,578)	(6,489)
	588,562	377,746	266,199

As at December 31, 2004, 2003 and 2002, the Group had accounts receivable from Steelco Mediterranian Trading Ltd., Cyprus, and Tuscany Intertrade (UK), each of which exceeded 10% of the gross trade accounts receivable balances. The outstanding balances owed by these debtors totaled $140,265 and $102,908 at December 31, 2004, $121,658 and $87,272 at December 31, 2003 and $47,093 and $54,290 at December 31, 2002, respectively.

In addition, accounts receivable from Moorfield Commodities Company, UK, at December 31, 2004 and 2002 exceeded 10% of the gross trade accounts receivable balances and totaled $50,342 and $28,590, respectively. At December 31, 2003 accounts receivable from this company did not exceed 10% of the gross trade accounts receivable balance.

(thousands of US dollars)

8 INVENTORIES

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Raw materials	333,414	201,610	130,735
Work in process	102,692	64,326	54,475
Finished goods and goods for resale	47,054	37,813	26,564
	483,160	**303,749**	**211,774**
Provision for obsolescence	(7,857)	(2,446)	(1,146)
	475,303	301,303	210,628

9 OTHER CURRENT AND NON-CURRENT ASSETS

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Other current assets			
Short-term loans provided by OJSC Lipetskcombank	131,267	53,904	25,707
Other current assets	20,047	12,781	8,386
	151,314	**66,685**	**34,093**
Allowance for doubtful loans	(2,566)	(3,349)	(1,851)
Total other current assets	148,748	63,336	32,242
Other non-current assets			
Long-term loans provided by OJSC Lipetskcombank	37,500	21,851	4,193
Other non-current assets	30,484	14,983	11,887
Total other non-current assets	67,984	36,834	16,080

The loans are provided to customers and other banks by the subsidiary bank of the Group. The interest rates on outstanding loans as at December 31, 2004 range from 10% p.a. to 23% p.a. for loans denominated in Russian rubles and from 9% p.a. to 16% p.a. for foreign currency loans.

(thousands of US dollars)

10 PROPERTY, PLANT AND EQUIPMENT

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Land	46,466	35,442	32,844
Mineral rights	500,996	-	-
Buildings	715,759	550,005	507,486
Land and buildings improvements	798,892	686,332	633,344
Machinery and equipment	4,320,088	3,831,976	3,485,774
Vehicles	205,297	105,027	99,531
Construction in progress and advances for construction and acquisition of property, plant and equipment	254,271	270,574	168,717
Leased assets	862	21,819	4,760
Other	38,787	7,011	6,099
	6,881,418	**5,508,186**	**4,938,555**
Accumulated depreciation	(4,623,790)	(4,175,607)	(3,770,841)
Net book value	**2,257,628**	**1,332,579**	**1,167,714**

According to US GAAP, the Group's property, plant and equipment should be reported at their actual historical depreciated cost. However, due to the absence of reliable US GAAP accounting records and impairment calculations, the book value of certain property, plant and equipment was determined with the assistance of an independent appraiser, which management considers provided the best basis for the recognition and depreciation of such items. The appraiser provided US dollar estimates of the fair value, determined on the basis of depreciated replacement cost, which the Group has recorded as its property, plant and equipment balance as of January 1, 2000. As at December 31, 2004, 2003 and 2002, the net book value of these items amounted to 28%, 49% and 65% of total net book value of property, plant and equipment, respectively.

Construction in progress as at December 31, 2004 and 2003 includes long-term irrevocable letters of credit issued for acquisition and construction of property, plant and equipment, amounting to $16,642 and $51,747, respectively.

The Group acquired all of its mineral rights through a business combination (Note 21) at the date of which acquired company was in the production stage. The Group's mineral rights expire in 2015 and management believes that it will be extended at the initiative of the Group.

11 GOODWILL AND OTHER INTANGIBLE ASSETS

(a) GOODWILL

	Goodwil
Balance as at January 1, 2004	-
Acquired in new subsidiaries (Note 21)	173,677
Cumulative translation adjustment (Note 2(b))	6,138
Balance as at December 31, 2004	**179,815**

Goodwill arising on acquisitions was allocated to the appropriate business segment in which each acquisition took place. Goodwill arising from the acquisition of a controlling interest in OJSC Stoilensky GOK amounted to $95,501 was allocated to the mining segment. Goodwill related to the acquisition of OJSC TMTP and its subsidiaries of $78,176 was allocated to other non-reportable segments (Note 21).

(thousands of US dollars)

11 GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

Negative goodwill of $110,837 generated on acquisitions of minority interest in OJSC Stoilensky GOK was allocated to the acquired assets other than current assets in accordance with SFAS No. 141.

The Group performed a test for impairment of goodwill at December 31, 2004 which indicated no impairment at that date.

(b) OTHER INTANGIBLE ASSETS

	Total useful life, months	Gross book value as at December 31, 2004	Accumulated amortization as at December 31, 2004
Customers relationships OJSC TMTP (oil)	66	11,270	(1,025)
Customers relationships OJSC TMTP (dry cargo)	66	12,484	(1,135)
Total intangible assets		**23,754**	**(2,160)**

The intangible assets were acquired in a business combination (Note 21) and met the criteria for separate recognition outlined in SFAS No. 141. They were recorded under provisions of SFAS No. 141 at fair values at the date of acquisition, based on their appraised fair value.

Amortization expense	
Aggregate amortization expense	
For the year ended December 31, 2004	(2,080)
Estimated amortization expense	
For the year ended December 31, 2005	(4,159)
For the year ended December 31, 2006	(4,159)
For the year ended December 31, 2007	(4,159)
For the year ended December 31, 2008	(4,159)
For the year ended December 31, 2009	(4,159)

12 ACCOUNTS PAYABLE AND OTHER LIABILITIES

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Trade accounts payable	78,651	65,606	36,727
Advances received	127,776	81,447	52,917
Customers' deposits and accounts in the subsidiary bank	156,176	55,704	16,912
Taxes payable other than income tax	19,044	6,166	15,933
Accounts payable and accrued liabilities to employees	51,628	33,356	20,933
Dividends payable	6,332	-	-
Notes payable	5,312	2,803	3,346
Other accounts payable	10,123	6,605	7,337
	455,042	**251,687**	**154,105**

(thousands of US dollars)

13 OTHER LONG-TERM LIABILITIES

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Customers' deposits in the subsidiary bank	16,150	4,855	1,000
Notes payable	3,796	1,738	2,988
	19,946	**6,593**	**3,988**

14 MINORITY INTEREST

	Minority interest
Balance as at January 1, 2002	10,407
Minority's share in subsidiaries' loss from continuing operations	(1,243)
Issuance of additional stock by subsidiaries to minority stockholders	3,727
Balance as at December 31, 2002	**12,891**
Minority's share in subsidiaries' income from continuing operations	2,243
Issuance of additional stock by subsidiaries to minority stockholders	388
Cumulative translation adjustment (Note 2(b))	1,130
Balance as at December 31, 2003	**16,652**
Minority's share in subsidiaries' income from continuing operations	19,280
Acquisitions of new subsidiaries (Note 21)	49,147
Purchase of the minority interest in existing subsidiaries	(2,289)
Cumulative translation adjustment (Note 2(b))	2,997
Balance as at December 31, 2004	**85,787**

15 STOCKHOLDERS' EQUITY

(a) STOCK

In May 2004, the Parent Company made a stock split through an additional issue of 5,987,240,000 common stock with a par value of 1 Russian ruble each. These shares were distributed to all existing shareholders of the Parent Company in proportion to their interest held at the date of additional shares distribution. One share held makes the shareholder eligible to 1,000 additional shares. In accordance with legal requirements stock split was followed by the transfer from cumulative retained earnings to capital stock at par value totaling to $206,733.

As at December 31, 2004, 2003 and 2002, the Parent Company's share capital consisted of 5,993,227,240, 5,987,240 and 5,987,240 issued common shares (5,993,227,240 at all the dates given the retrospective effect of the stock split), respectively, with a par value of 1 Russian ruble each. For each common share held, the stockholder has the right to one vote at the annual stockholders' meeting.

In August 2004 the Group increased the statutory reserve of the Parent Company up to the amount of $10,267 following the change in common stock value.

(thousands of US dollars)

15 STOCKHOLDERS' EQUITY (continued)

(b) DIVIDENDS

Dividends are paid on common stock at the recommendation of the Board of Directors and approval at the annual Stockholders' Meeting, subject to certain limitations as determined by Russian legislation. Profits available for distribution to stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Parent Company. At December 31, 2004, 2003 and 2002 the retained earnings of the Parent Company, in accordance with the legislative requirements of the Russian Federation, available for distribution amounted to $3,411,114, $1,855,959 and $1,078,193, respectively, converted into US dollars using exchange rate at December 31, 2004, 2003 and 2002, respectively.

The dividend policy, which was approved by the General Shareholders' Meeting on June 25, 2004, provides for a minimum annual dividend payment of at least 15% of annual net income and sets an objective of making dividend payments of 25% of annual net income, as determined in accordance with US GAAP.

In December 2004 the Parent Company declared interim dividends for the nine months ended September 30, 2004 of 1 Russian ruble per share for the total of $214,081. Dividends payable amount to $6,332 at December 31, 2004 (Note 12). In 2004 and 2003 the Parent Company declared dividends of 0.6 and 312.5 Russian rubles per share based on the results of 2003 and 2002, respectively, for a total of $124,834 and $61,675. At the dates dividends were declared, owners of 5,993,227,240, 5,993,227,240 and 5,987,240 shares were eligible to receive dividends for the nine months ended September 30, 2004, year 2003 and year 2002, respectively (Note 15(a)). No dividends on common stock were declared or paid in 2002.

16 INCOME TAX

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002
Current tax expense	608,166	236,533	133,956
Deferred tax benefit:			
origination and reversal of temporary differences	(35,945)	(13,498)	(8,271)
foreign exchange differences	-	-	(976)
change in tax loss carry forwards	-	-	4,990
	(35,945)	(13,498)	(4,257)
Total income tax expense	**572,221**	**223,035**	**129,699**

The corporate income tax rate in Russia applicable to the Group was 24% in 2004, 2003 and 2002.

Income before income tax is reconciled to the income tax expense as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002
Income before tax	2,364,002	881,734	466,874
Income tax at applicable tax rate	567,360	211,616	112,050
Increase in income tax resulting from:			
Non-deductible expenses	4,861	11,419	17,649
Total income tax expense	**572,221**	**223,035**	**129,699**

(thousands of US dollars)

16 INCOME TAX (continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented below:

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Deferred tax assets			
Accounts payable and other liabilities	6,948	8,659	3,158
Non-current liabilities	222	2,455	541
Accounts receivable	1,129	1,572	2,573
Investments	-	-	5,332
Allowance	(28)	-	(1 827)
	8,271	12,686	9,777
Deferred tax liabilities			
Property, plant and equipment	(302,529)	(160,021)	(18,602)
Intangible assets	(5,183)	-	-
Inventories	(6,031)	(11,145)	(6,698)
Other	-	(1,236)	-
	(313,743)	(172,402)	(25,300)
Total deferred tax liability	(305,472)	(159,716)	(15,523)

Deferred tax assets have not been recognized in respect of the temporary differences, where it is not probable that future taxable profit will be available and therefore realization of these tax assets is doubtful.

The deferred tax effect of establishing a new functional currency basis at January 1, 2003 (Note 2(b)) was recorded within the cumulative translation adjustment directly in other comprehensive income within stockholders' equity.

At 31 December 2004, $155,663 of the deferred tax liability on property, plant and equipment totalling $302,529 relate to differences between the US GAAP and tax carrying values of property, plant and equipment of the acquired subsidiaries. As noted in Note 21(c), the US GAAP carrying value was recorded at fair value on acquisition.

17 EARNINGS PER SHARE

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Average number of shares			
before restatement	3,948,404,836	5,987,240	5,985,657
after restatement	5,993,227,240	5,993,227,240	5,991,642,657
Net income	1,772,501	656,456	338,418
Basic and diluted net income per share (US dollars)	0.2958	0.1095	0.0565

Basic net income per share of common stock is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period.

In May 2004, the Parent Company made a stock split through an additional issue of 5,987,240,000 common stock with a par value of 1 Russian ruble each (Note 15(a)). Earnings per share data for 2004, 2003 and 2002 have been restated to reflect this share distribution.

The average shares outstanding for purposes of basic and diluted earnings per share information were 5,993,227,240 for the years ended December 31, 2004 and 2003 and 5,991,642,657 for the year ended December 31, 2002.

The Parent Company does not have potentially dilutive shares outstanding.

(thousands of US dollars)

18 NON-CASH TRANSACTIONS

Approximately $4,400, $3,000 and $2,000 of the Group's 2004, 2003 and 2002 revenues, respectively, were settled in the form of mutual offset that is amounts receivable for goods dispatched were offset against the liability to pay for raw materials supplied.

Prices for goods sold and purchased through non-cash settlement arrangements are fixed in the respective contracts and generally reflect current market prices.

In 2004, 2003 and 2002, the Group acquired equipment and vehicles under capital lease arrangements with the right to buy out leased assets upon completion of the underlying agreements. The amount of capital lease liabilities incurred during the years ended December 31, 2004, 2003 and 2002, was $19,920, $17,059 and $4,760, respectively. In 2004 the majority of capital lease liabilities were settled (Note 20).

In 2004 the Group acquired assets and liabilities as a result of acquisitions of new subsidiaries (Note 21).

19 FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

Management believes, that the carrying amounts of financial assets and liabilities approximate to a reasonable estimate of their fair value.

The fair values of available-for-sale securities are based on quoted market prices for these or similar instruments.

20 CAPITAL AND OPERATIONAL LEASES

At December 31, 2004, 2003 and 2002, net book value of the machinery, equipment and vehicles held under the capital lease arrangements with a related party was:

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Machinery and equipment	198	4,620	1,858
Vehicles	664	17,199	2,902
	862	21,819	4,760
Accumulated depreciation	(87)	(1,067)	(160)
Net value of property, plant and equipment obtained under capital lease arrangements	775	20,752	4,600

In September 2004, the Group cancelled the majority of its capital lease arrangements and bought out leased assets. The capital lease liability in the amount of $30,625 at the date of cancellation was settled. The difference of $6,656 between the carrying amount of the capital lease liability settled and purchase price was accounted as an adjustment of the carrying value of the assets. At the date of these consolidated financial statements, the capital lease arrangements with the related party were cancelled.

The discount rates used for the calculation of the present value of net minimum lease payments was 14%, 14% and 19% for assets received in 2004, 2003 and 2002, respectively. Capital lease charges of $3,155, $3,405 and $909 were recorded in the consolidated statements of income for the years ended December 31, 2004, 2003 and 2002, respectively.

The Group incurred expenses in respect of operational leases of $6,595, $5,584 and $5,341 in 2004, 2003 and 2002, respectively.

(thousands of US dollars)

21 BUSINESS COMBINATIONS

(a) OJSC STOILENSKY GOK

In March 2004 the companies under common control of the controlling shareholders of the Parent Company ("the Companies under common control") transferred to the Parent Company 59.8% and in November 2004 — 31.1% of the outstanding common shares of OJSC Stoilensky GOK. In these consolidated financial statements, the Group accounted for these transfers retrospectively, in a manner similar to pooling by reflecting the controlling shareholders' book value of their acquisition cost in such transfers of $598,735 as capital contributions. The Group transferred cash consideration to such control parties of $636,453 which is reflected as distributions to controlling shareholders.

A part of the primary acquisition cost in the amount of $60,761 represents transaction related fees paid for by the Companies under common control. The acquisition agreements contain no material future contingent payments or commitments. The acquisitions resulted in the Group's ownership of 91.4% of the voting shares of the company. Prior to March 2004 the Group's 0.5% interest in OJSC Stoilensky GOK was accounted for at cost.

This transaction was consummated to acquire one of the largest iron-ore concentrate and agglomerated ore producers in Russia in order to secure long-term supplies of raw materials for the Group.

The acquisition of OJSC Stoilensky GOK by the control party was accounted for using the purchase method of accounting. The entity was consolidated by the Group for the first time as at the effective date of obtaining control by the control party which management considers to be March 31, 2004. The results of operations of the acquired entity were included in the consolidated statement of income starting from April 1, 2004.

In October and November 2004 the Group acquired, at an auction for sale of a state-owned shareholding and from other minority shareholders, an additional 5.6% of the common stock of OJSC Stoilensky GOK for a consideration of $22,793 paid in cash.

The Group generated positive goodwill of $95,501 on acquisition of the controlling stock (59.8%) and negative goodwill $110,837 on subsequent acquisitions. Negative goodwill was allocated to the acquired assets other than current assets in accordance with SFAS No. 141.

(b) OJSC TMTP

In June 2004 the Group acquired 69.4% of the common stock of OJSC TMTP for a consideration of $189,172 paid in cash to unrelated parties. The Group also obtained control over its subsidiaries OJSC Tuapse Dockyard, OJSC Tuapsegrazhdanstroi, LLC Nafta-T and LLC Karavella. The agreement contains no future contingent payments or commitments.

This transaction was consummated to ensure smooth transportation of the Group's products within the respective area of export sales.

The acquisition of OJSC TMTP and its subsidiaries was accounted for using the purchase method of accounting. OJSC TMTP and its subsidiaries were consolidated for the first time as of the effective date of obtaining control which management considers to be June 30, 2004. The results of operations of the acquired entities were included in the consolidated statement of income starting from July 1, 2004.

(thousands of US dollars)

21 BUSINESS COMBINATIONS (continued)

(c) FAIR VALUES OF THE ASSETS ACQUIRED AND LIABILITIES ASSUMED

The following table summarizes the fair values of the assets acquired and liabilities assumed in the business combinations, determined in accordance with SFAS No. 141 provisions. The fair values of property, plant and equipment, including mineral extraction rights, and intangible assets were established by independent appraisers:

	OJSC Stoilensky GOK	OJSC TMTP and its subsidiaries	Total acquisitions
Current assets	29,197	56,270	85,467
Mineral rights	486,880	-	486,880
Other property, plant and equipment	223,307	95,545	318,852
Intangible assets	-	22,712	22,712
Other non-current assets	616	1,000	1,616
Goodwill (Note 11(a))	95,501	78,176	173,677
Total assets acquired	**835,501**	**253,703**	**1,089,204**
Current liabilities	(49,577)	(5,969)	(55,546)
Non-current liabilities	(4,139)	(1,208)	(5,347)
Deferred income tax liability	(154,280)	(14,184)	(168,464)
Total liabilities assumed	**(207,996)**	**(21,361)**	**(229,357)**
Minority interest	(5,977)	(43,170)	(49,147)
Fair value of net assets acquired	**621,528**	**189,172**	**810,700**
Less: cash acquired	(1,070)	(38,109)	(39,179)
Fair value of net assets acquired, net of cash acquired	**620,458**	**151,063**	**771,521**
Transfers of subsidiary interests from common control parties reflected as capital contribution, net of cash received of $1,070	597,665	-	597,665
Fair value of net assets acquired from third parties, net of cash acquired of $38,109 at OJSC TMTP and its subsidiaries	22,793	151,063	173,856
Fair value of net assets acquired, net of cash acquired	**620,458**	**151,063**	**771,521**

The transfers of subsidiary interests were recorded in the statement of stockholders' equity as capital contributions of $598,735, comprising $597,665 of non-cash contributions and $1,070 of cash owned by the subsidiary at the dates of contributions. The payments to the common control parties for the transfer of the shares in OJSC Stoilensky GOK of $636,453 were recorded as a reduction in stockholders' equity.

(d) OTHER ACQUISITIONS

In the second half of 2004 the Group made a number of immaterial acquisitions of stock in other Group's subsidiaries and an immaterial acquisition of the controlling stock in LLC Independent Transport Company from related parties for the total consideration of $2,617 (Note 24).

(thousands of US dollars)

21 BUSINESS COMBINATIONS (continued)

(e) PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma statements of income are presented relating to the acquisitions by the Group of OJSC Stoilensky GOK and OJSC TMTP and its subsidiaries (together — "TMTP Group") in the transactions accounted for as purchases. The unaudited pro forma statements of income are based on the consolidated statements of income of the Group and TMTP Group and individual statements of income of OJSC Stoilensky GOK.

The unaudited pro forma statements of income combine the results of operations of the Group, OJSC Stoilensky GOK (acquired by the Group as of March 31, 2004) and TMTP Group (acquired by the Group as of June 30, 2004) for the years ended December 31, 2004 and 2003 as if the acquisitions occurred on January 1, 2004 and 2003, respectively. These unaudited pro forma statements of income should be read in conjunction with the consolidated financial statements of the Group.

Unaudited proforma statements of income for the year ended December 31, 2004 and 2003 are as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2003
Sales revenue	4,620,124	2,720,714
Operating income	2,217,107	841,781
Income before income tax and minority interest	2,354,558	815,623
Income before minority interest	1,781,686	605,035
Net income	1,760,792	602,621
Net income per share (US dollars)	0.2938	0.1006

The above statements give effect to the following pro forma adjustments necessary to reflect the acquisitions:

(a) A depreciation charge and respective deferred tax effect for the periods preceding business combinations was calculated on the basis of appraised fair value of property and equipment, including mineral rights, acquired in new subsidiaries.

(b) An amortization charge and respective deferred tax effect for the periods preceding business combination was calculated on the basis of appraised fair value of intangible assets identified and separated from goodwill in the process of TMTP Group's purchase price allocation.

(c) Minority interest in net income of acquired subsidiaries for the periods preceding business combinations was calculated on the basis of interest owned by the Group at December 31, 2004.

The unaudited proforma amounts are provided for informational purposes only and do not purport to present the results of operations of the Group had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

(thousands of US dollars)

22 SEGMENTAL INFORMATION

The Group has two reportable business segments: steel and mining. These segments are combinations of subsidiaries, have separate management teams and offer different products and services. The above two segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and management.

Revenue from segments that does not exceed the quantitative thresholds is primarily attributable to the two operating segments of the Group. Those segments include the trade seaport services business, represented by OJSC TMTP and its subsidiaries, and finance business, comprising banking and insurance services to commercial and retail customers. None of these segments has met any of the quantitative thresholds for determining reportable segments.

The Group accounts for intersegmental sales and transfers as if the sales or transfers were to third parties.

The Group's management evaluates performance of the segments based on segment revenues, gross profit, operating income and income before minority interest.

Segmental information for the year ended December 31, 2004 is as follows:

	Steel	Mining	All other	Totals	Intersegmental operations and balances	Consolidated
Revenue from external customers	4,399,606	74,965	64,115	4,538,686	-	4,538,686
Intersegment revenue	3,365	337,344	204	340,913	(340,913)	-
Depreciation and amortization	(174,646)	(59,972)	(9,038)	(243,656)	-	(243,656)
Gross profit	**2,182,293**	**207,805**	**20,873**	**2,410,971**	**(4,643)**	**2,406,328**
Operating income	**2,037,325**	**186,105**	**18,084**	**2,241,514**	**(18,650)**	**2,222,864**
Interest income	31,110	2,382	17,236	50,728	(659)	50,069
Interest expense	(3,326)	(443)	(9,186)	(12,955)	659	(12,296)
Income tax	(530,694)	(40,818)	(4,238)	(575,750)	3,529	(572,221)
Income before minority interest	**1,639,276**	**140,813**	**17,322**	**1,797,411**	**(5,630)**	**1,791,781**
Segment assets, including goodwill	3,767,196	984,495	654,131	5,405,822	(239,901)	5,165,921
Capital expenditures	(219,673)	(44,541)	(5,245)	(269,459)	-	(269,459)

Segmental information for the year ended December 31, 2003 is as follows:

	Steel	Mining	All other	Totals	Intersegmental operations and balances	Consolidated
Revenues from external customers	2,450,193	17,179	650	2,468,022	-	2,468,022
Intersegment revenues	1,017	23,099	-	24,116	(24,116)	-
Depreciation and amortization	(155,439)	(2,054)	(316)	(157,809)	-	(157,809)
Gross profit / (loss)	**1,004,013**	**4,973**	**(55)**	**1,008,931**	**7,952**	**1,016,883**
Operating income / (loss)	**884,209**	**2,598**	**(289)**	**886,518**	**(4,244)**	**882,274**
Interest income	23,820	-	10,394	34,214	(581)	33,633
Interest expense	(3,151)	(691)	(4,083)	(7,925)	581	(7,344)
Income tax	(221,372)	(435)	(1,228)	(223,035)	-	(223,035)
Income before minority interest	**653,775**	**2,193**	**3,504**	**659,472**	**(773)**	**658,699**
Segment assets	3,022,399	19,431	125,427	3,167,257	(81,992)	3,085,265
Capital expenditures	(232,955)	(2,803)	(3,521)	(239,279)	-	(239,279)

(thousands of US dollars)

22 SEGMENTAL INFORMATION (continued)

Segmental information for the year ended December 31, 2002 is as follows:

	Steel	Mining	All other	Totals	Intersegmental operations and balances	Consolidated
Revenues from external customers	1,692,552	19,105	-	1,711,657	-	1,711,657
Intersegment revenues	6,603	12,867	-	19,470	(19,470)	-
Depreciation and amortization	(142,923)	(3,129)	(275)	(146,327)	-	(146,327)
Gross profit / (loss)	605,923	3,659	(275)	609,307	5,965	615,272
Operating income / (loss)	509,204	255	(458)	509,001	2,912	511,913
Interest income	9,847	-	4,679	14,526	(308)	14,218
Interest expense	(812)	(428)	(2,454)	(3,694)	308	(3,386)
Income tax	(129,045)	(155)	(499)	(129,699)	-	(129,699)
Income / (loss) before minority interest	343,392	(1,760)	(2,282)	339,350	(2,175)	337,175
Segment assets	2,175,478	17,643	86,354	2,279,475	(80,489)	2,198,986
Capital expenditures	(152,186)	(456)	(990)	(153,632)	-	(153,632)

The allocation of total revenue by territory is based on the location of end customers who purchased the Group's products from international traders (Note 23(c)) and the Group. It does not reflect the geographical location of the international traders. The Group's total revenue from external customers by geographical area for the years ended December 31, 2004, 2003 and 2002, were as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002
Russia	1,628,242	1,043,880	662,079
Asia and Oceania	628,238	533,987	338,245
European Union	783,014	384,139	269,687
Middle East, including Turkey	636,044	348,743	174,359
North America	657,427	46,354	147,875
Other regions	205,721	110,919	119,412
	4,538,686	2,468,022	1,711,657

Geographically, all assets, production and administrative facilities of the Group are located in Russia.

As disclosed in Note 23(c), the Group sells to three international traders that accounted for a majority of the Group's export sales in 2004, 2003 and 2002. LLC Insaur-Stal accounted for in excess of 10% of the Group's 2004, 2003 and 2002 domestic sales.

(thousands of US dollars)

23 RISKS AND UNCERTAINTIES

(a) OPERATING ENVIRONMENT OF THE GROUP

The Russian Federation economy continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Whilst there have been improvements in the economic trends, the future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the Government, together with tax, legal and political developments.

(b) CONVERTIBILITY OF RUSSIAN RUBLE

Exchange restrictions and controls exist relating to converting Russian rubles into other currencies. At present, the Russian ruble is not a convertible currency outside of the Russian Federation and, further, the Group is required to convert 10% of its foreign currency earnings into Russian rubles starting 2005 (25% before 2005). Future movements in the exchange rate between the Russian ruble and the US dollar will affect the carrying value of the Group's US dollar denominated monetary assets and liabilities. Such movements may also affect the Group's ability to realize non-monetary assets presented in US dollars in these consolidated financial statements. Accordingly, any translation of ruble amounts to US dollars should not be construed as a representation that such ruble amounts have been, could be, or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

(c) COMMERCIAL RISKS

The Group minimizes its sales risks by having a wide range of geographical zones for sales, which allows the Group to respond quickly to unexpected changes in the situation on one or more sales markets on the basis of an analysis of the existing and prospective markets.

The Group's exports in monetary terms in 2004 were 64% (2003: 58%, 2002: 61%) of the total sales.

The Group relies on export sales to generate foreign currency earnings. As the Group exports a significant portion of its production, it is exposed to foreign currency risk as well as global economic and political risks.

Due to its foreign currency denominated assets and liabilities, the Group is subject to the risk arising from foreign exchange rate fluctuations. The Group's objective in managing its exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. The net foreign currency position as at December 31, 2004 is as follows:

	US Dollar	EURO	Other currencies
Cash and cash equivalents	710,503	312,173	-
Accounts receivable	233,097	115,094	-
Other current assets	15,619	-	-
Investments	19,279	-	-
Other non-current assets	17,622	-	-
Accounts payable and other liabilities	(70,361)	(20,214)	(1,933)
Other long-term liabilities	(1,006)	-	-

(thousands of US dollars)

23 RISKS AND UNCERTAINTIES (continued)

The Group sells to three international traders that account for the majority of its export sales. In 2004, Steelco Mediterranean Trading Ltd., Cyprus, Tuscany Intertrade (UK), and Moorfield Commodities Company, UK, purchased 43%, 30% and 17% of the Group's export sales, respectively (2003: 45%, 33% and 9%; 2002: 25%, 55% and 11%). These companies were indirect shareholders of the Parent Company during 2003 and 2002. The maximum shareholdings during 2003 and 2002 were 7.59%, 9.99% and 7.59%, and at December 31, 2003 were 4.16%, 4.11% and 4.16%, respectively. In 2004 these companies ceased to be indirect shareholders of the Parent Company. Price fluctuations of sales to these companies are in line with general trends in global prices fluctuations. The Group's export prices are comparable to the prices of Russian competitors.

In 2004, the relationships with these international traders were based on a general framework agreement and metals sales agreements. Under the general framework agreement the Group is committed to sell and the international traders are committed to purchase in aggregate at least 70% of the Group's total export volumes of metal products during the period ended December 31, 2007. Prices, however, are determined periodically and are subject to individual pricing agreements.

International prices for products which the Group sells fluctuated during the three years ended December 31, 2004, although a general upward trend existed during this period. The Group's future profitability and overall performance is strongly affected by the prices of ferrous metal products set in the international metal trading market that are subject to significant fluctuations.

24 RELATED PARTY TRANSACTIONS

Related parties relationships are determined with reference to SFAS No. 57, *Related Party Disclosures*. Balances as at December 31, 2004, 2003 and 2002 and transactions for the years ended December 31, 2004, 2003 and 2002 with related parties of the Group consist of the following:

(a) SALES TO AND PURCHASES FROM RELATED PARTIES

Sales

Sales to related parties, either the Companies under common control or companies under control or significant influence of the Group's management, were $45,715, $24,502 and $14,748 for the years ended December 31, 2004, 2003 and 2002, respectively, which accounts for 1%, 1% and 0.9% of the total sales revenue. Related accounts receivable equaled $6,501, $7,397 and $898 as at December 31, 2004, 2003 and 2002, respectively.

Purchases and services

Purchases of raw materials, technological equipment, energy and management services from related parties, either the Companies under common control or companies under control or significant influence of the Group's management, were $220,632, $162,951 and $47,861 for the years ended December 31, 2004, 2003 and 2002, respectively.

In 2004 and 2003, the Group made payments to one of the Companies under common control, acting as an agent between the Group and railroad companies, for the transportation of raw materials and the Group's products. The payments include both railroad tariff (transferred to railroad companies), and agent fee, retained by the agent. The agent fee and purchases of other materials from this Company under common control amounted to $8,452 and $2,979 for the years ended December 31, 2004 and 2003, respectively.

Accounts payable to the related parties were $2,044, $7,689 and $5,362 as at December 31, 2004, 2003 and 2002, respectively.

(b) FINANCIAL TRANSACTIONS

The subsidiary bank of the Group had loans receivable from related parties, either associates or companies under control or significant influence of the Group's management, of $7,538, $9,221 and $1,311 as at December 31, 2004, 2003 and 2002, respectively.

Deposits and current accounts of related parties, either the Companies under common control or companies under control or significant influence of the Group's management, in the subsidiary bank amounted to $28,642 and $8,217 as at December 31, 2004 and 2003, respectively.

(thousands of US dollars)

24 RELATED PARTY TRANSACTIONS (continued)

The Group leased property, plant and equipment under capital lease arrangements with one of the Companies under common control. The amount of capital lease liabilities incurred during the years ended December 31, 2004, 2003 and 2002, was $19,920, $17,059 and $4,760, respectively. The capital lease liabilities to this related party as at December 31, 2004, 2003 and 2002 amounted to $545, $17,677 and $4,195, respectively. As at the date of these consolidated financial statements, all capital lease transactions with the related party were discontinued (Note 20).

The Group granted interest free loans to management in the total amount of $71, $40 and $43 for the years ended December 31, 2004, 2003 and 2002, respectively. The aggregate amount of such loans outstanding as at December 31, 2004, 2003 and 2002 was $60, $38 and $41, respectively.

As at December 31, 2003 and 2002, the Group had issued guarantees to the Companies under common control amounting to $38,980 and $7,649, respectively, in respect of borrowings from non-group companies (Note 25(h)). There were no guarantees issued to related parties as at December 31, 2004.

In 2003 the Parent Company's shareholders repaid remaining portion of the long-term interest free loan in the amount of $71,415 (Note 6(e)).

(c) ACQUISITIONS AND INVESTMENTS

In 2004 the Companies under common control transferred to the Parent Company 91.4% of the outstanding common shares of OJSC Stoilensky GOK. Such transfers of $598,735 were recorded as capital contributions. The Group transferred cash consideration to such control parties of $636,453 which is reflected as distributions to controlling shareholders (Note 21(a)).

In the second half of 2004 the Group made a number of immaterial acquisitions of stock in the Group's companies OJSC Dolomit, OJSC StAGDoK, and an immaterial acquisition of the controlling stock in LLC Independent Transport Company from the Companies under common control in the total amount of $2,617 (Note 21(d)); acquired non-marketable securities, shares in OJSC Lipetskenergo, for $944 from one of the Companies under common control, and sold non-marketable securities, shares in OJSC Moscow Pipe Plant Filit, OJSC Almetyevsky Pipe Plant and CJSC Engels Pipe Plant, for the total consideration of $2,430 to the Companies under common control (Note 6(d)). The Group sold an investment in associate CJSC Korpus to one of the Companies under common control for the consideration of $3,124 (Note 6(c)). In 2003 the Group sold its share in OJSC Coal Mining Company Kuzbassugol for the consideration of $38,104 to one of the Companies under common control (Note 6(d)).

(d) CONTRIBUTIONS TO NON-GOVERNMENTAL PENSION FUND AND CHARITY FUND

Total contributions to a non-governmental pension fund amounted to $2,607, $2,216 and $1,876 in 2004, 2003 and 2002, respectively. The Group has the right to appoint and dismiss top management of the fund as the major contributor to its capital. The Group has no long-term commitments to provide funding, guarantees, or other support to the fund.

Contributions to the charity fund controlled by the Group's management were $6,941 in 2004. There were no such contributions in 2003 and 2002.

25 COMMITMENTS AND CONTINGENCIES

(a) ANTI-DUMPING INVESTIGATIONS

The Group's export trading activities are subject to from time to time compliance reviews of importers' regulatory authorities. The Group's export sales were considered within several anti-dumping investigation frameworks. The Group takes steps to address negative effects of the current and potential anti-dumping investigations and participates in the settlement efforts coordinated through the Russian authorities. No provision arising from any possible agreements as a result of anti-dumping investigations has been made in the accompanying consolidated financial statements.

25 COMMITMENTS AND CONTINGENCIES (continued)

(b) LITIGATION

The Group, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The management of the Group believes that any ultimate liability resulting from these legal actions will not significantly affect its financial position or results of operations, and no amount has been accrued in the consolidated financial statements.

(c) ENVIRONMENTAL MATTERS

The enforcement of environmental regulation in Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that the Group has met the Government's federal and regional requirements concerning environmental matters, therefore there are no significant liabilities for environmental damage or remediation.

(d) INSURANCE

The Russian insurance market is in a developing stage and some forms of insurance protection common in other parts of the world are not yet generally available in the Russian Federation.

The Group has entered into insurance contracts to insure property, plant and equipment, land transport, an aircraft and purchased accident and health insurance, inter-city motor vehicle passenger insurance and medical insurance for employees. Furthermore, the Group has purchased operating entities civil liability coverage for dangerous production units.

(e) CAPITAL COMMITMENTS

Management estimates the outstanding agreements in connection with equipment supply and construction works amounted to $52,230 as at December 31, 2004.

(f) SOCIAL COMMITMENTS

The Group makes contributions to mandatory and voluntary social programs. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. The Group has transferred certain social operations and assets to local authorities, however, management expects that the Group will continue to fund certain social programs through the foreseeable future. These costs are recorded in the year they are incurred.

(g) TAX CONTINGENCIES

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

(thousands of US dollars)

25 COMMITMENTS AND CONTINGENCIES (continued)

As at December 31, 2004 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these consolidated financial statements.

(h) FINANCIAL GUARANTEES ISSUED

As at December 31, 2004, the Group has issued guarantees to third parties amounting to $1,365. As at December 31, 2003 and 2002, the Group had issued guarantees to related parties amounting to $38,980 and $7,649, respectively, in respect of borrowings from non-group companies (Note 24). In 2004, these guarantees ceased to be effective. No amount has been accrued in the consolidated financial statements for the Group's obligation under these guarantees as the projected outflows from such guarantees are immaterial.

26 SUBSEQUENT EVENTS

In March 2005 the Group sold 18% of the outstanding voting shares of OJSC Combinat KMAruda ("KMAruda"), a Group's subsidiary included in the mining segment, to a third party for a cash consideration of $1,958. The transaction resulted in the Group's ownership being reduced to 32.9% and changed the KMAruda's status to an associate. The assets, liabilities and net income of KMAruda as at and for the year ended December 31, 2004, calculated on a stand-alone basis, amounted to $31,457, $3,662 and $18,268, respectively.

In April 2005, the Board of Directors of the Parent Company proposed dividends for the year ended December 31, 2004 of 1.8 Russian ruble per share in the total amount of Russian rubles 10,787,809 thousand ($388,768 at the exchange rate as at December 31, 2004). The amount of dividends proposed include interim dividends for the nine months ended September 30, 2004 of 1 Russian ruble per share, declared in December 2004 (Note 15(b)). The final amount of dividends is subject to the approval by the annual General Stockholders' Meeting.

MAJOR RESULTS FOR FIVE YEARS

(do not constitute a part of consolidated financial statements)

Indicators	2004	2003	2002	2001	2000
					(thousands of tons)
PRODUCTION RESULTS					
Pig iron	8 994	8 623	8 047	7 463	7 699
Steel	9 123	8 854	8 553	7 912	8 221
Finished steel	8 576	8 233	8 006	7 334	7 524
Flats	4 813	4 895	4 764	4 634	4 687
Coated steel	528	543	550	371	376
					(USD mln)
FINANCIAL RESULTS					
Net sales	4 539	2 468	1 712	1 322	1 374
Gross profit	2 406	1 017	615	274	480
Operating income	2 223	882	512	205	360
Income before income tax and minority interest	2 364	882	467	163	311
Net income	1 773	656	338	88	163
EBITDA[1]	2 563	1 019	613	332	468
KEY FINANCIAL PERFORMANCE					
Total assets	5 166	3 085	2 199	1 896	1 828
Equity	4 220	2 610	1 991	1 652	1 563
Equity as a percentage of assets	82%	85%	91%	87%	85%
Current liquidity ratio[2]	4.8	5.9	5.4	2.9	3.5
Quick liquidity ratio[3]	3.9	4.8	4.2	2.1	2.5
Accounts receivable turnover[4]	39	48	54	66	55
Inventory turnover[5]	75	72	75	71	69
PROFITABILITY					
Operating income margin	49%	36%	30%	16%	26%
Net income margin	39%	27%	20%	7%	12%
EBITDA margin	56%	41%	36%	25%	34%
Return on assets[6]	43%	25%	17%	5%	9%
Return on equity[7]	52%	29%	19%	5%	11%
EBITDA to Assets[8]	62%	39%	30%	18%	26%
Earning per share (USD)	0.2958	0.1095	0.0565	14.62	27.26

[1] EBITDA represents net income, including non-recurring expenses, before net interest expense, income taxes, loss on disposal of property, plant and equipment and depreciation and amortization.
[2] Current liquidity ratio is calculated as current assets as at the year-end, excluding restricted cash, divided by current liabilities as at the year-end.
[3] Quick liquidity ratio is calculated as current assets as at the year-end, excluding restricted cash, less inventory, divided by current liabilities as at the year-end.
[4] Accounts receivable days are calculated as simple average receivables, divided by sales revenue, multiplied by 365.
[5] Inventory days are calculated as simple average inventory divided by production cost, multiplied by 365.
[6] Return on assets is calculated as net income divided by simple average assets.
[7] Return on equity is calculated as net income divided by simple average equity.
[8] EBITDA to Assets is calculated as EBITDA divided by simple average assets.

CONTACTS

OJSC NLMK

Address:	2, pl. Metallurgov, Lipetsk, 398040 Russia
Telex:	101180 NLMK RU, 101264 NLMK RU, 101103 NLMK RU
Fax:	(0742) 43-25-41
E-mail:	info@nlmk.ru
Internet:	http://www.nlmk.ru

Telephone numbers:

General Director	+7 (0742) 445-010
Technical Director — First Deputy General Director	+7 (0742) 440-806
Division of Economics and Finance	+7 (0742) 442-640
Division of sales	+7 (0742) 444-688
Division of purchasing	+7 (0742) 444-448
Division of Accounting	+7 (0742) 444-046
Division of Audit	+7 (0742) 444-930
Division of Legal Issues	+7 (0742) 444-824
Division of Personnel and General Issues	+7 (0742) 444-571
IT Division	+7 (0742) 445-601
Division of Real Estate and Securities Management	+7 (0742) 444-989
Division of Medical and Social Issues	+7 (0742) 440-773
Division of Security	+7 (0742) 442-396
Press Service	+7 (0742) 440-041